Selected Consolidated Financial Information

                                                                At or For the Year Ended December 31,
                                                -------------------------------------------------------------------------
                                                    2004            2003          2002            2001          2000
-------------------------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL CONDITION(1)(2)
Total assets                                    $ 1,083,040     $   938,281    $   833,629    $   778,332    $   694,905
Interest-bearing deposits and federal
   funds sold                                         2,705           1,285          5,699         11,929            442
Investment securities                                92,023          79,545         83,789         78,981         61,427
Loans receivable--net(3)                            912,538         811,021        701,944        646,081        599,086
Deposits                                            862,096         717,821        663,813        612,204        562,414
Federal Home Loan Bank (FHLB) advances and
   other borrowings                                 131,660         135,352         99,358        104,860         77,595
Stockholders' equity                                 85,043          79,928         66,881         56,349         50,224

SUMMARY OF OPERATIONS(1)(2)
Interest income                                 $    59,251     $     5,170    $    57,222    $    59,704    $    54,579
Interest expense                                     20,838          20,468         24,724         30,777         29,505
-------------------------------------------------------------------------------------------------------------------------
   Net interest income                               38,413          34,702         32,498         28,927         25,074
Provision for losses on loans                         3,136           3,347          2,757          2,591          2,263
-------------------------------------------------------------------------------------------------------------------------
   Net interest income after provision for
     losses on loans                                 35,277          31,355         29,741         26,336         22,811
Gain on sale of loans                                 1,882           4,489          2,358          1,385            174
Gain on sale of branch                                   --              --            122            900             --
Gain (loss) on sale of assets                           (47)            333            331             27           (328)
Insurance commissions                                 3,050           2,827          2,457          2,203          2,090
Loss on sale of consumer finance loan
   portfolio and related assets                      (3,585)             --             --             --             --
Other income                                          5,370           3,889          2,845          2,676          2,498
General, administrative and other expense(4)         26,944          24,049         22,663         20,672         17,734
-------------------------------------------------------------------------------------------------------------------------
   Earnings before federal income tax                15,003          18,844         15,191         12,855          9,511
Federal income taxes                                  4,341           6,266          4,851          4,133          3,174
-------------------------------------------------------------------------------------------------------------------------
Net earnings                                    $    10,662     $    12,578    $    10,340    $     8,722    $     6,337
=========================================================================================================================

PER SHARE INFORMATION(5)
Basic earnings per share                        $      1.92     $      2.29    $      1.94    $      1.66    $      1.17
Book value per share                            $     15.30     $     14.34    $     12.46    $     10.70    $      9.51

Footnote explanations on the following page.


PAGE 08 | OAK HILL FINANCIAL, INC.

                                                              At or For the Year Ended December 31,
                                                -------------------------------------------------------------------
                                                 2004           2003           2002           2001           2000
-------------------------------------------------------------------------------------------------------------------
OTHER STATISTICAL AND OPERATING DATA
Return on average assets                          1.07%          1.45%          1.26%          1.20%          0.99%
Return on average equity                         12.89          17.08          16.76          16.45          12.98
Net interest margin (fully-taxable
   equivalent)                                    4.05           4.19           4.18           4.17           4.06
Interest rate spread during period                3.74           3.81           3.75           3.56           3.40
General, administrative and other
   expense to average assets                      2.70           2.77           2.77           2.85           2.76
Allowance for loan losses to
   nonperforming loans                          186.83         133.46         125.29         160.00         250.90
Allowance for loan losses to total loans          1.28           1.32           1.29           1.28           1.19
Nonperforming loans to total loans                0.69           0.99           1.03           0.80           0.47
Nonperforming assets to total assets              0.73           0.93           0.88           0.87           0.45
Net charge-offs to average loans                  0.26           0.22           0.28           0.23           0.22
Equity to assets at period end                    7.85           8.52           8.02           7.24           7.23
Dividend payout ratio                            32.19          23.67          25.31          26.69          33.68

----------------------------------------

(1) Oak Hill Financial, Inc. (the "Company") completed an acquisition of Ripley National Bank on October 9, 2004 for $5.3 million in cash, whereby Oak Hill Banks and Ripley National Bank merged.

(2) The Company completed a merger with Innovative Financial Services, Inc. ("IFS") on August 31, 2001. IFS was renamed Oak Hill Financial Insurance Agency, Inc. and conducts business as MPA Group Insurance Specialists. The transaction was initiated prior to July 1, 2001 and was accounted for as a pooling-of-interests. Accordingly, the financial statements as of and for the year ended December 31, 2000 have previously been restated as if the merger had occurred on January 1, 2000.

(3)   Includes loans held for sale.

(4) General, administrative and other expense for 2001 includes $259,000 in pre-tax expenses incurred pursuant to the merger with MPA Group Insurance Specialists. Also includes $160,000 in pre-tax expenses incurred in 2004 pursuant to the acquisition of Ripley National Bank and the pending acquisition of Lawrence Financial Holdings, Inc.

(5) Per share information gives retroactive effect in 2000 to the issuance of 172,414 shares in the MPA Group Insurance Specialists transaction.


                                              OAK HILL FINANCIAL, INC. | PAGE 09

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Oak Hill Financial, Inc. (the "Company") is a financial holding company, the principal assets of which have been its ownership of Oak Hill Banks ("Oak Hill"), Towne Bank ("Towne"), Action Finance Company ("Action") and MPA Group Insurance Specialists ("MPA"). Accordingly, the Company's results of operations are primarily dependent upon its financial service subsidiaries, which are collectively viewed as a single operating segment for financial statement purposes.

      During 2002, the Board of Directors of the Company, Oak Hill and Towne approved a plan of reorganization whereby the Banks merged on November 30, 2002 into a single bank charter under the name Oak Hill Banks. Hereinafter, the consolidated financial statements use the term "Oak Hill" to describe the preexisting individual banks owned by the Company.

      Oak Hill conducts a general commercial banking business that consists of attracting deposits from the general public and using those funds to originate loans for commercial, consumer, and residential purposes. Action was a consumer finance company that originated installment and home equity loans. MPA is an insurance agency specializing in group health insurance and other employee benefits.

      Oak Hill's profitability depends primarily on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates paid on these balances. Additionally, and to a lesser extent, profitability is affected by such factors as the level of non-interest income and expenses, the provision for losses on loans, and the effective tax rate. Other income consists primarily of service charges and other fees and income from the sale of loans. General, administrative and other expenses consist of compensation and benefits, occupancy-related expenses, franchise taxes, and other operating expenses.

      On October 9, 2004, the Company acquired Ripley National Bank ("Ripley") for $5.3 million in cash. As part of the transaction, the Company acquired full-service offices in Ripley and Georgetown, Ohio, involving total loans of $39.1 million, $51.6 million in deposits and $58.6 million in total assets.

      On December 31, 2004, the Company sold the consumer loan portfolio of Action. The portfolio, which was comprised of small consumer and second mortgage loans, totaled $8.7 million. Concurrent with the sale, the Company closed its five retail lending offices in Southern Ohio.

      Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Company as of and for the years ended December 31, 2004, 2003 and 2002. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

FORWARD-LOOKING STATEMENTS

In the following pages, management presents an analysis of the Company's financial condition as of December 31, 2004, and the results of operations for the year ended December 31, 2004, as compared to prior periods. In addition to this historical information, the following discussion and other sections of this Annual Report contain forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. Without limiting the foregoing, some of the forward-looking statements include management's establishment of an allowance for loan losses, and its statements regarding the adequacy of such allowance for loan losses, and management's belief that the allowance for loan losses is adequate.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgements in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policies are based upon judgements and assumptions by management that include inherent risks and uncertainties.

      Allowance for Losses on Loans: The balance in this account is an accounting estimate of probable but unconfirmed asset impairment that has occurred in the Company's loan portfolio as of the date of the


PAGE 10 | OAK HILL FINANCIAL, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

consolidated financial statements before losses have been confirmed resulting in a subsequent charge-off or write-down. It is the Company's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of the certain items, including:

o   Local market areas and national economic developments;

o   Levels of and trends in delinquencies and impaired loans;

o   Levels of and trends in recoveries of prior charge-offs;

o   Adverse situations that may affect specific borrowers' ability to repay;

o   Effects of any changes in lending policies and procedures;

o   Credit concentrations;

o   Experience,   ability,   and  depth  of   lending   management   and  credit
    administration staff;

o   Volume and terms of loans; and

o   Current collateral values, where appropriate.

      When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

      The Company accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Company to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

      A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans, consumer installment loans and credit card loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5. With respect to the Company's investment in commercial and other loans, and its evaluation of impairment thereof, management believes such loans are adequately collateralized and as a result impaired loans are carried as a practical expedient at the lower of cost or fair value.

      It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

      Mortgage Servicing Rights: Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

      The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value of the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

      SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be amortized in proportion to and over the period of estimated net servicing income and assessed for impairment. Impairment is measured based on fair


                                              OAK HILL FINANCIAL, INC. | PAGE 11

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

value. The valuation of mortgage servicing rights is influenced by market factors, including servicing volumes and market prices, as well as management's assumptions regarding mortgage prepayment speeds and interest rates. Management utilizes periodic thirdparty valuations by qualified market professionals to evaluate the fair value of its capitalized mortgage servicing assets.

      Goodwill and Other Intangible Assets: The Company has recorded goodwill and core deposit intangibles as a result of merger and acquisition activity.

      Goodwill represents the excess purchase price paid over the net book value of the assets acquired in a merger or acquisition. Pursuant to SFAS No. 142, "Goodwill and Intangible Assets," goodwill is not amortized, but is tested for impairment at the reporting unit annually and whenever an impairment indicator arises. The evaluation involves assigning assets and liabilities to reporting units and comparing the fair value of each reporting unit to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired. However, if the carrying amount of the reporting unit exceeds the fair value, goodwill is considered impaired. The impairment loss equals the excess of carrying value over fair value.

      Core deposit intangibles represent the value of long-term deposit relationships and are amortized over their estimated useful lives. The Company annually evaluates these estimated useful lives. If the Company determines that events or circumstances warrant a change in these estimated useful lives, the Company will adjust the amortization of the core deposit intangibles, which could affect future amortization expense.

FINANCIAL CONDITION

The Company's total assets amounted to $1.1 billion as of December 31, 2004, an increase of $144.8 million, or 15.4%, over the $938.3 million total at December 31, 2003. The increase was funded primarily through growth in deposits of $144.3 million, an increase of $13.0 million in subordinated debentures and an increase in stockholders' equity of $5.1 million, which were partially offset by a $17.3 million decrease in Federal Home Loan Bank advances and a $400,000 decrease in notes payable.

      Cash and due from banks, federal funds sold, and investment securities, including mortgage-backed securities, increased by $24.0 million, or 23.9%, to a total of $124.0 million at December 31, 2004, compared to December 31, 2003. Investment securities increased by $12.5 million, as purchases of $45.7 million and the acquisition of $5.4 million of securities acquired in the Ripley
National Bank merger exceeded maturities and repayments of $23.4 million and sales of $13.9 million. Federal funds sold increased by $865,000 during 2004.

      Loans receivable totaled $912.5 million at December 31, 2004, an increase of $101.5 million, or 12.5%, over total loans at December 31, 2003. Loan disbursements totaled $464.8 million during 2004, including $39.1 million acquired in the Ripley National Bank merger, which were partially offset by loan sales of $58.3 million and principal repayments of $338.6 million during 2004. Loan disbursements and sales volume decreased by $156.2 million and $118.2 million, respectively, as compared to 2003 volume. Growth in the loan portfolio during 2004 was comprised of a $70.4 million, or 13.7%, increase in commercial and other loans and a $34.9 million, or 14.8%, increase in real estate mortgage loans, which were partially offset by a $3.0 million, or 4.3%, decrease in installment loans. The Company's allowance for loan losses totaled $11.8 million at December 31, 2004, an increase of $1.0 million, or 9.3%, over the total at December 31, 2003. The allowance for loan losses represented 1.28% and 1.32% of the total loan portfolio at December 31, 2004 and 2003, respectively. Net charge-offs totaled $2.3 million and $1.7 million for the years ended December 31, 2004 and 2003, respectively. The Company's allowance represented 186.8% and 133.5% of nonperforming loans, which totaled $6.3 million and $8.1 million at December 31, 2004 and 2003, respectively. At December 31, 2004, nonperforming loans were comprised of $603,000 in installment loans, $2.5 million of loans secured primarily by commercial real estate and $3.2 million of loans secured by one-to-four family residential real estate. In management's opinion, all nonperforming loans were adequately collateralized or reserved for at December 31, 2004.

      Deposits totaled $862.1 million at December 31, 2004, an increase of $144.3 million, or 20.1%, over the $717.8 million total at December 31, 2003. The increase resulted primarily from brokered deposits and management's marketing efforts to attract demand deposits. Brokered deposits continued to be an integral part of the Company's overall funding strategy


PAGE 12 | OAK HILL FINANCIAL, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

due to competitive rates and lower operational costs compared with retail deposits. Brokered deposits totaled $140.7 million with a weighted-average cost of 2.71% at December 31, 2004, as compared to the $93.6 million in brokered deposits with a 3.04% weighted-average cost at December 31, 2003. Proceeds from deposit growth were used primarily to fund loan originations.

      Advances from the Federal Home Loan Bank totaled $105.6 million at December 31, 2004, a decrease of $17.3 million, or 14.1%, from the December 31, 2003 total. During 2004, management reduced its reliance on advances from the Federal Home Loan Bank in favor of procuring more demand deposit accounts and competitively-priced certificates of deposit. Proceeds from the Federal Home Loan Bank advances were used primarily to fund loan originations during the year.

      During 2004, a Delaware statutory business trust owned by the Company, Oak Hill Capital Trust 2 ("Trust 2"), issued $5.0 million of mandatorily redeemable debt securities. The debt securities issued by Trust 2 are included in the Company's regulatory capital, specifically as a component of Tier 1 capital. The proceeds from the issuance of the subordinated debentures and common securities were used by Trust 2 to purchase from the Company $5.0 million of subordinated debentures maturing on October 18, 2034. The subordinated debentures are the sole asset of Trust 2, and the Company owns all of the common securities of Trust 2. Interest payments on the debt securities are to be made quarterly at an annual fixed rate of interest of 6.24% through October 18, 2009 and at a floating rate of interest, reset quarterly, equal to 3-month LIBOR plus 2.40% thereafter. Interest payments are reported as a component of interest expense on borrowings. The net proceeds received by the Company were contributed to the capital of Oak Hill during the current year.

      On October 1, 2004, a Delaware statutory business trust owned by the Company, Oak Hill Capital Trust 3 ("Trust 3"), issued $8.0 million of mandatorily redeemable debt securities. The debt securities issued by Trust 3 are included in the Company's regulatory capital, specifically as a component of Tier 1 capital. The proceeds from the issuance of the subordinated debentures and common securities were used by Trust 3 to purchase from the Company $8.0 million of subordinated debentures maturing on October 18, 2034. The subordinated debentures are the sole asset of Trust 3, and the Company owns all of the common securities of Trust 3. Interest payments on the debt securities are to be made quarterly at a floating rate of interest, reset quarterly, equal to 3-month LIBOR plus 2.30%. Interest payments are reported as a component of interest expense on borrowings. The net proceeds received by the Company will be used for merger activity and general corporate purposes.

      The Company's stockholders' equity amounted to $85.0 million at December 31, 2004, an increase of $5.1 million, or 6.4%, over the balance at December 31, 2003. The increase resulted primarily from net earnings of $10.7 million and proceeds from options exercised of $2.6 million, which were partially offset by the Company's repurchase of 134,936 outstanding shares of its common stock at a weighted-average price of $32.38 per share totaling $4.4 million, a decrease in the unrealized gain on securities, net of tax, totaling $310,000 and $3.4 million in dividends declared on common stock.

SUMMARY OF EARNINGS

The table on page 15 shows for each category of interest-earning assets and interest-bearing liabilities, the average amount outstanding, the interest earned or paid on such amount, and the average rate earned or paid for the years ended December 31, 2004, 2003 and 2002. The table also shows the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, the interest rate spread, and the net interest margin for the same periods.

      Changes in net interest income are attributable to either changes in average balances (volume change) or changes in average rates (rate change) for interest-earning assets and interest-bearing liabilities. Volume change is calculated as change in volume times the old rate, while rate change is calculated as change in rate times the old volume. The table that follows indicates the dollar amount of the change attributable to each factor. The rate/volume change, the change in rate times the change in volume, is allocated between the volume change and the rate change at the ratio each component bears to the absolute value of their total.


                                              OAK HILL FINANCIAL, INC. | PAGE 13

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

RATE/VOLUME TABLE

                                                                Year Ended December 31,
                                            ---------------------------------------------------------------
                                                    2004 vs. 2003                    2003 vs. 2002
                                            -----------------------------    ------------------------------
                                             Increase (decrease) due to       Increase (decrease) due to
(In thousands)                              Volume       Rate      Total     Volume      Rate       Total
-----------------------------------------------------------------------------------------------------------
Interest income attributable to:(1)
   Loans receivable                         $ 7,554    $(3,958)   $ 3,596    $ 4,693    $(5,352)   $  (659)
   Investment securities                        100        468        568       (506)      (796)    (1,302)
   Federal funds sold                             3          5          8        (79)       (33)      (112)
   Interest-earning deposits with banks          11         (1)        10          9         (1)         8
-----------------------------------------------------------------------------------------------------------
       Total interest income                $ 7,668    $(3,486)   $ 4,182    $ 4,117    $(6,182)   $(2,065)
===========================================================================================================
Interest expense attributable to:
   Deposits:
     Savings accounts                       $    10    $  (110)   $  (100)   $    29    $  (219)   $  (190)
     NOW accounts                               101       (136)       (35)        (2)      (363)      (365)
     Money market deposit accounts               (2)       (23)       (25)         2        (54)       (52)
     Premium & select investment accounts        42        113        155         35       (472)      (437)
     Certificates of deposit                  2,235     (1,884)       351        503     (3,536)    (3,033)
   Borrowings                                   289       (265)        24        711       (890)      (179)
-----------------------------------------------------------------------------------------------------------
       Total interest expense               $ 2,675    $(2,305)   $    70    $ 1,278    $(5,534)   $(4,256)
===========================================================================================================
Increase in net interest income                                   $ 3,812                          $ 2,191
===========================================================================================================

(1)   Presented on a tax-equivalent basis.


PAGE 14 | OAK HILL FINANCIAL, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

AVERAGE BALANCE AND INTEREST RATES

                                                                       Year Ended December 31,
                                ----------------------------------------------------------------------------------------------------
                                             2004                               2003                              2002
                                -------------------------------    ------------------------------    -------------------------------
                                           Interest                           Interest                          Interest
                                Average    Income/     Average     Average    Income/    Average     Average    Income/     Average
(Dollars in thousands)          Balance    Expense       Rate      Balance    Expense      Rate      Balance    Expense       Rate
------------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
   Loans receivable             $869,849   $ 55,734        6.41%   $754,519   $ 52,138       6.91%   $690,544   $ 52,797       7.65%
   Investment securities          90,415      4,119        4.56      84,277      3,551       4.21      92,580      4,853       5.24
   Federal funds sold                929         15        1.61         699          7       1.00       7,499        119       1.59
   Interest-earning deposits       2,472         28        1.13       1,508         18       1.19         230         10       4.35
------------------------------------------------------------------------------------------------------------------------------------
       Total interest-
         earning assets          963,665     59,896        6.22     841,003     55,714       6.62     790,853     57,779       7.31
Noninterest-earning assets        33,361                             27,003                            27,459
                                --------                           --------                          --------
       Total assets             $997,026                           $868,006                          $818,312
                                ========                           ========                          ========
Interest-bearing liabilities:
   Deposits:
     Savings accounts           $ 52,292        195        0.37    $ 47,385        295       0.62    $ 43,588        485       1.11
     NOW accounts                 70,990        804        1.13      61,200        839       1.37      62,003      1,204       1.94
     Money market deposit
       accounts                    7,930         31        0.39       7,993         56       0.70       7,951        108       1.36
     Premium & select
       investment accounts        74,364        967        1.30      71,848        812       1.13      69,657      1,249       1.79
     Certificates of deposit     509,340     13,926        2.73     422,905     13,575       3.21     409,656     16,608       4.05
   Borrowings                    124,514      4,915        3.95     117,328      4,891       4.17     101,818      5,070       4.98
------------------------------------------------------------------------------------------------------------------------------------
       Total interest-bearing
         liabilities             839,430     20,838        2.48     728,659     20,468       2.81     694,673     24,724       3.56
                                           ---------------------              --------------------               -------------------
Noninterest-bearing
   liabilities                    74,888                             35,706                            61,962
Stockholders' equity              82,708                             73,641                            61,677
                                --------                           --------                          --------
       Total liabilities and
         stockholders' equity   $997,026                           $868,006                          $818,312
                                ========                           ========                          ========
Net interest income and
   interest rate spread                    $ 39,058        3.74%              $ 35,246       3.81%              $ 33,055       3.75%
                                           =====================              ====================              ====================
Net interest margin(1)                                     4.05%                             4.19                              4.18%
                                                       =========                         =========                          ========
Average interest-earning
   assets to average
   interest-bearing
   liabilities                                           114.80%                           115.42%                           113.85%
                                                       =========                         =========                          ========
Adjustment of interest income
   to a tax-equivalent basis
   on tax-exempt:
     Loans and investment
       securities                          $    645                           $    544                          $    557
                                           ========                           ========                          ========

(1) The net interest margin is net interest income divided by average interest-earning assets.


                                              OAK HILL FINANCIAL, INC. | PAGE 15

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND
2003

General. Net earnings for the year ended December 31, 2004 totaled $10.7 million, a $1.9 million, or 15.2%, decrease from 2003 net earnings. The decrease in earnings resulted primarily from a $4.9 million decrease in other income, which was partially offset by a $211,000 decrease in the provision for losses on loans, a $3.7 million increase in net interest income, and a $1.9 million decrease in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2004, amounted to $59.3 million, an increase of $4.1 million, or 7.4%, from the total recorded for 2003. Interest income on loans totaled $55.5 million, an increase of $3.5 million, or 6.8%, from the 2003 period. This increase resulted primarily from a $115.3 million, or 15.3%, increase in the weighted-average ("average") portfolio balance, to a total of $869.8 million in 2004, which was partially offset by a 50 basis point decrease in the average fully-taxable equivalent yield, to 6.41% in 2004 from 6.91% in 2003. Interest income on investment securities and other interest-earning assets increased by $550,000, or 17.4%. The increase resulted primarily from a 31 basis point increase in the average fully-taxable equivalent yield, to 4.44% in 2004, coupled with a $7.3 million, or 8.5%, increase in the average portfolio balance, to a total of $93.8 million in 2004.

      Total interest expense amounted to $20.8 million for the year ended December 31, 2004, a decrease of $370,000, or 1.8%, from the total recorded in 2003. Interest expense on deposits increased by $346,000, or 2.2%, to a total of $15.9 million in 2004. The increase resulted primarily from a $103.6 million, or 16.9%, increase in the average portfolio balance, to a total of $714.9 million in 2004, which was partially offset by a 32 basis point decrease in the average cost of deposits, to 2.23% in 2004. Interest expense on borrowings increased by $24,000, or 0.5%, during 2004. This increase was due to a $7.2 million, or 6.1%, increase in average borrowings outstanding, which was partially offset by a 22 basis point decrease in the average cost of borrowings, to 3.95% in 2004. The decrease in the level of yields on interest-earning assets and the cost of interest-bearing liabilities was primarily due to the overall decrease in interest rates in the economy throughout 2004 and 2003.

      As a result of the foregoing changes in interest income and interest expense, net interest income increased by $3.7 million, or 10.7%, for the year ended December 31, 2004, as compared to 2003. The interest rate spread decreased by 7 basis points to 3.74% in 2004, compared to 3.81% in 2003. The fully-taxable equivalent net interest margin decreased by 14 basis points from 4.19% in 2003 to 4.05% in 2004.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $3.1 million provision for losses on loans for the year ended December 31, 2004, a decrease of $211,000, or 6.3%, compared to 2003. The provision for losses on loans in 2004 was predicated upon a decrease of $1.8 million in nonperforming loans from $8.1 million in 2003 to $6.3 million at December 31, 2004, the $102.5 million of growth in the gross loan portfolio and net charge-offs in 2004 of $2.3 million.

      Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance is adequate at December 31, 2004, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

Other Income. Other income totaled $6.7 million for the year ended December 31, 2004, a decrease of $4.9 million, or 42.2%, compared to the 2003 amount. This decrease resulted primarily from a $2.6 million, or 58.1%, decrease in gain on sale of loans and a $3.6 million loss on the sale of Action's loan portfolio and related assets, which were partially offset by a $1.5 million, or 38.1%, increase in service fees, charges, and other operating income and a $223,000, or 7.9%, increase in insurance commissions. The decrease in gain on sale of loans resulted from an expected decrease in the volume of loans sold year-to-year, which was partially offset by an increase of


PAGE 16 | OAK HILL FINANCIAL, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

$312,000, or 57.4%, in gains on sales of the guaranteed portions of commercial loans originated under the Small Business Administration's ("SBA") 7(a) program and other commercial loans originated under the SBA 504 loan program. The increase in commissions was due primarily to increased premiums realized on sales of group health insurance. The increase in service charges, fees and other income was due primarily to an increase in overdraft fees totaling $452,000, or 17.7%, over the total recorded in 2003, as a result of a new overdraft protection program implemented in late March 2003, coupled with a $698,000, or 54.3%, decrease in amortization and impairment of mortgage servicing rights.

General, Administrative and Other Expense. General, administrative and other expense totaled $26.9 million for the year ended December 31, 2004, an increase of $2.9 million, or 12.0%, over the 2003 total. The increase resulted primarily from a $318,000, or 2.2%, increase in employee compensation and benefits, a $1.1 million, or 16.9%, increase in other operating expenses, an increase of $490,000, or 16.8%, in occupancy and equipment and a $919,000 increase in franchise taxes. The increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations, additional management staffing and normal merit increases. The increase in other operating expenses resulted from a $194,000 increase in ATM costs associated with switching service providers, coupled with an overall increase in ATM locations, a $175,000 increase in professional fees, $160,000 in merger-related expenses in connection with the previously mentioned Ripley merger, an $80,000 increase in credit and collection expense, a $72,000 increase in amortization of intangibles and a $71,000 increase in consulting fees, which are based upon the increase in overdraft fees. The remaining increase of $388,000, or 5.7%, was due to pro-rata increases in other operating expenses attendant to the Company's overall growth year-to-year. The increase in occupancy and equipment expense was due primarily to a $109,000, or 14.7%, increase in rent expense, a $146,000, or 18.8%, increase in maintenance contracts and a $160,000, or 16.3%, increase in depreciation expense year-to-year. The increases in rent and depreciation expenses are primarily attributable to new office locations. The increase in franchise taxes was attributable to a tax savings for 2003 resulting from the previously mentioned Oak Hill-Towne merger in 2002.

Federal Income Taxes. The provision for federal income taxes amounted to $4.3 million for the year ended December 31, 2004, a decrease of $1.9 million, or 30.7%, compared to the $6.3 million recorded in 2003. The decrease resulted primarily from a $3.8 million, or 20.4%, decrease in earnings before taxes, coupled with $500,000 in new markets tax credits pursuant to Oak Hill's $10.0 million qualified equity investments in Oak Hill Banks Community Development Corp. The effective tax rates were 28.9% and 33.3% for the years ended December 31, 2004 and 2003, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND
2002

General. Net earnings for the year ended December 31, 2003 totaled $12.6 million, a $2.2 million, or 21.6%, increase over 2002 net earnings. The increase in earnings resulted primarily from a $2.2 million increase in net interest income and a $3.4 million increase in other income, which were partially offset by a $590,000 increase in the provision for losses on loans, a $1.4 million increase in general, administrative and other expense, and a $1.4 million increase in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2003, amounted to $55.2 million, a decrease of $2.1 million, or 3.6%, from the total recorded for 2002. Interest income on loans totaled $52.0 million, a decrease of $651,000, or 1.2%, from the 2002 period. This decrease resulted primarily from a 74 basis point decrease in the average fully-taxable equivalent yield, to 6.91% in 2003 from 7.65% in 2002, which was partially offset by a $64.0 million, or 9.3%, increase in the weighted-average ("average") portfolio balance, to a total of $754.5 million in 2003. Interest income on investment securities and other interest-earning assets decreased by $1.4 million, or 30.7%. The decrease resulted primarily from an 83 basis point decrease in the average fully-taxable equivalent yield, to 4.13% in 2003, coupled with a $13.8 million, or 16.0%, decrease in the average portfolio balance, to a total of $86.5 million in 2003.

      Total interest expense amounted to $20.5 million for the year ended December 31, 2003, a decrease of $4.3 million, or 17.2%, from the total recorded in


                                              OAK HILL FINANCIAL, INC. | PAGE 17

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

2002. Interest expense on deposits decreased by $4.1 million, or 20.7%, to a total of $15.6 million in 2003. The decrease resulted primarily from a 77 basis point decrease in the average cost of deposits, to 2.55% in 2003, which was partially offset by an $18.5 million, or 3.1%, increase in the average portfolio balance, to a total of $611.3 million in 2003. Interest expense on borrowings decreased by $179,000, or 3.5%, during 2003. This decrease was due to an 81 basis point decrease in the average cost of borrowings, to 4.17% in 2003, which was partially offset by a $15.5 million, or 15.2%, increase in average borrowings outstanding. The decrease in the level of yields on interest-earning assets and the cost of interest-bearing liabilities was primarily due to the overall decrease in interest rates in the economy throughout 2003 and 2002.

      As a result of the foregoing changes in interest income and interest expense, net interest income increased by $2.2 million, or 6.8%, for the year ended December 31, 2003, as compared to 2002. The interest rate spread increased by 6 basis points to 3.81% in 2003, compared to 3.75% in 2002. The fully-taxable equivalent net interest margin increased by 1 basis point from 4.18% in 2002 to 4.19% in 2003.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $3.3 million provision for losses on loans for the year ended December 31, 2003, an increase of $590,000, or 21.4%, compared to 2002. The provision for losses on loans in 2003 was predicated upon the $110.8 million of growth in the gross loan portfolio, net charge-offs in 2003 of $1.7 million and an increase of $823,000 in nonperforming loans from $7.3 million in 2002 to $8.1 million at December 31, 2003.

      Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance is adequate at December 31, 2003, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

Other Income. Other income totaled $11.5 million for the year ended December 31, 2003, an increase of $3.4 million, or 42.2%, over the 2002 amount. This increase resulted primarily from a $2.1 million, or 90.4%, increase in gain on sale of loans, a $1.0 million, or 36.7%, increase in service fees, charges, and other operating income, and a $370,000, or 15.1%, increase in insurance commissions, which were partially offset by a $122,000 gain on sale of branches recorded in 2002. The increase in gain on sale of loans resulted from an increase in the volume of loans sold year-to-year. The increase in insurance commissions was due primarily to increased premiums realized on sales of group health insurance. The increase in service fees, charges and other income was due primarily to an increase in overdraft fees totaling $1.3 million over the total recorded in 2002, as a result of a new overdraft protection program implemented in late March 2003.

      Although the Company anticipated that non-interest income overall would be less in 2004 compared to 2003, and the gain on sale of one-to-four family residential loans would be substantially lower, management deployed its origination efforts to increase sales of commercial loans originated under the Small Business Administration's ("SBA") 504 loan program and the guaranteed portion of commercial loans originated under the SBA 7(a) program, as well as focusing its efforts to increase deposit account service charges, title insurance, health insurance, and brokerage services.

General, Administrative and Other Expense. General, administrative and other expense totaled $24.0 million for the year ended December 31, 2003, an increase of $1.4 million, or 6.1%, over the 2002 total. The increase resulted primarily from a $1.1 million, or 8.2%, increase in employee compensation and benefits, an $843,000, or 14.2%, increase in other operating expenses and an increase of $477,000, or 19.6%, in occupancy and equipment, which were partially offset by a $640,000 decrease in franchise taxes and a $367,000 decrease in merger-related expenses. The


PAGE 18 | OAK HILL FINANCIAL, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations, additional management staffing and normal merit increases. The increase in other operating expense resulted primarily from a $259,000 increase in credit and collection expenses associated with increased lending volume and delinquency levels, a $188,000 increase in consulting fees, which are based upon the increase in overdraft fees, an $82,000 increase in expenses related to minority ownership interests in Oak Hill Title, a $26,000 increase in insurance commissions paid and a $43,000 increase in computer and PC software costs. The remaining increase of $245,000, or 4.1%, was due to pro-rata increases in other operating expenses attendant to the Company's overall growth year-to-year. The increase in occupancy and equipment expense was due primarily to a $153,000, or 26.1%, increase in rent expense, a $110,000, or 26.7%, increase in maintenance contracts and a $189,000, or 23.7%, increase in depreciation expense year-to-year. The increases in rent and depreciation expenses are primarily attributable to new office locations. The decrease in franchise taxes was attributable to a tax savings for 2003 resulting from the Oak Hill-Towne merger in 2002. The decrease in merger-related expenses was due to the absence of $367,000 in costs incurred in connection with the Oak Hill-Towne merger.

Federal Income Taxes. The provision for federal income taxes amounted to $6.3 million for the year ended December 31, 2003, an increase of $1.4 million, or 29.2%, over the $4.9 million recorded in 2002. The increase resulted primarily from a $3.7 million, or 24.0%, increase in earnings before taxes and the increase in tax rates attendant to the Company's level of pre-tax income. The effective tax rates were 33.3% and 31.9% for the years ended December 31, 2003 and 2002, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Like other financial institutions, the Company must ensure that sufficient funds are available to meet deposit withdrawals, loan commitments, and expenses. Control of the Company's cash flow requires the anticipation of deposit flows and loan payments. The Company's primary sources of funds are deposits, borrowings and principal and interest payments on loans. The Company uses funds from deposit inflows, proceeds from borrowings and principal and interest payments on loans primarily to originate loans, and to purchase short-term investment securities and interest-bearing deposits.

      At December 31, 2004, the Company had $239.2 million of certificates of deposit maturing within one year. It has been the Company's historic experience that such certificates of deposit will be renewed with Oak Hill at market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed with Oak Hill at market rates of interest without a material adverse effect on the results of operations.

      In the event that certificates of deposit cannot be renewed at prevalent market rates, the Company can obtain up to $274.2 million in advances from the Federal Home Loan Bank of Cincinnati (FHLB). Also, as an operational philosophy, the Company seeks to obtain advances to help with asset/liability management and liquidity. At December 31, 2004, the Company had $105.6 million of outstanding FHLB advances.

      The Company engages in off-balance sheet credit-related activities that could require the Company to make cash payments in the event that specified future events occur. The contractual amounts of these activities represent the maximum exposure to the Company. However, certain off-balance sheet commitments are expected to expire or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. These off-balance sheet activities are necessary to meet the financing needs of the Company's customers. At December 31, 2004, the Company had total off-balance sheet contractual commitments consisting of $21.7 million in loan commitments, or loans committed but not closed, $139.9 million in unused lines of credit and letters of credit totaling $15.2 million. Funding for these amounts is expected to be provided by the sources described above. Management believes the Company has adequate resources to meet its normal funding requirements.


                                              OAK HILL FINANCIAL, INC. | PAGE 19

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

      The table below details the amount of loan commitments, unused lines of credit and letters of credit outstanding at December 31, 2004, by expiration period:

                                                                   One year      Two to         After
(In thousands)                                                     or less     three years   three years     Total
---------------------------------------------------------------------------------------------------------------------
Loan commitments                                                  $   21,732   $        --   $        --   $   21,732
Unused lines of credit                                                70,447        21,435        48,032      139,914
Letters of credit                                                        925         4,310        10,000       15,235
---------------------------------------------------------------------------------------------------------------------
                                                                  $   93,104   $    25,745   $    58,032   $  176,881
=====================================================================================================================

      The table below details the amount of contractual obligations outstanding at December 31, 2004, by expiration period:

                                                                   One year      Two to         After
(In thousands)                                                     or less     three years   three years     Total
---------------------------------------------------------------------------------------------------------------------
Advances from the Federal Home Loan Bank                          $   43,426   $     7,902   $    54,273   $  105,601
Guaranteed preferred beneficial interests in the Corporation's
   junior subordinated debentures                                         --            --        18,000       18,000
Lease obligations                                                        614           953         1,471        3,038
---------------------------------------------------------------------------------------------------------------------
                                                                  $   44,040   $     8,855   $    73,744   $  126,639
=====================================================================================================================

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting that is designed to provide reasonable assurance of the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2004, in relation to criteria for effective internal control over financial reporting as described in "Internal Control--Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO criteria). Management's assessment reflects exceptions to the operating effectiveness of the system of internal controls in the lending function, principally related to loan approvals, none of which gave rise to adjustments to the Company's audited financial statements.

      Grant Thornton LLP, independent registered public accounting firm, has audited management's assessment included in Management's Assessment of Internal Control Over Financial Reporting as of December 31, 2004, based on COSO criteria. See Item 9A of the Company's annual report on Form 10-K for management's assessment and Grant Thornton's attestation reports on internal controls over financial reporting. The annual report on Form 10-K is available without charge at www.sec.gov or by written request to Oak Hill Financial, Inc.,
Attention: David G. Ratz, Executive Vice President, 14621 S.R. 93, Jackson, Ohio 45640.


PAGE 20 | OAK HILL FINANCIAL, INC.

                                     [LOGO]

                       Consolidated Financial Statements

                                Table of Contents

Report of Independent Registered Public Accounting Firm                       22

Consolidated Statements of Financial Condition                                23

Consolidated Statements of Earnings                                           24

Consolidated Statements of Stockholders' Equity                               25

Consolidated Statements of Comprehensive Income                               25

Consolidated Statements of Cash Flows                                         26

Notes to Consolidated Financial Statements                                    28


                                              OAK HILL FINANCIAL, INC. | PAGE 21

Report of Independent Registered Public Accounting Firm

Accountants and Business Advisors
                                                           Grant Thornton [LOGO]


Board of Directors
Oak Hill Financial, Inc.

We have audited the accompanying consolidated statements of financial condition of Oak Hill Financial, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oak Hill Financial, Inc. as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP

Cincinnati, Ohio
March 17, 2005


Suite 900
625 Eden Park Drive
Cincinnati OH 45202-4181
T 513.762-5000
F 513.241.6125
W 513.241.6125

Grant Thornton LLP
US Member of Grant Thornton International


PAGE 22 | OAK HILL FINANCIAL, INC.

Consolidated Statements of Financial Condition

                                                                                                                 December 31,
                                                                                                         ---------------------------
(In thousands, except share data)                                                                            2004           2003
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                                  $    31,009    $    20,390
Federal funds sold                                                                                               988            123
Investment securities designated as available for sale--at market                                             88,383         75,886
Investment securities held to maturity--at cost (approximate market value of $3,853 and
   $3,583 at December 31, 2004 and 2003, respectively)                                                         3,640          3,659
Loans receivable--net                                                                                        912,282        810,827
Loans held for sale--at lower of cost or market                                                                  256            194
Office premises and equipment--net                                                                            15,489         12,192
Federal Home Loan Bank stock--at cost                                                                          6,590          5,998
Real estate acquired through foreclosure                                                                       1,614            585
Accrued interest receivable on loans                                                                           3,407          2,942
Accrued interest receivable on investment securities                                                             527            495
Goodwill--net                                                                                                  1,674            413
Core deposit intangible                                                                                        1,270             --
Bank owned life insurance                                                                                     10,118             --
Prepaid expenses and other assets                                                                              2,505          2,474
Prepaid federal income taxes                                                                                   2,929          1,514
Deferred federal income taxes                                                                                    359            589
------------------------------------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                                                                     $ 1,083,040    $   938,281
====================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
   Demand                                                                                                $    88,712    $    66,712
   Savings and time deposits                                                                                 773,384        651,109
------------------------------------------------------------------------------------------------------------------------------------
        Total deposits                                                                                       862,096        717,821
Securities sold under agreement to repurchase                                                                  5,359          4,365
Advances from the Federal Home Loan Bank                                                                     105,601        122,887
Notes payable                                                                                                  2,700          3,100
Guaranteed preferred beneficial interests in the Company's junior subordinated debentures                     18,000          5,000
Accrued interest payable and other liabilities                                                                 4,241          5,180
------------------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                                                                    997,997        858,353
Stockholders' equity
   Common stock--$.50 stated value; authorized 15,000,000 shares, 5,653,583 and 5,594,228 shares
      issued at December 31, 2004 and 2003, respectively                                                       2,827          2,797
   Additional paid-in capital                                                                                  6,658          5,704
   Retained earnings                                                                                          78,071         70,844
   Treasury stock (96,302 and 21,542 shares at December 31, 2004 and 2003, respectively--at cost)             (3,118)          (332)
   Accumulated comprehensive income:
      Unrealized gain on securities designated as available for sale, net of related tax effects                 605            915
------------------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                                            85,043         79,928
------------------------------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                       $ 1,083,040    $   938,281
====================================================================================================================================

The accompanying notes are an integral part of these statements.


                                              OAK HILL FINANCIAL, INC. | PAGE 23

Consolidated Statements of Earnings

                                                                                                   Year Ended December 31,
                                                                                          ------------------------------------------
(In thousands, except share data)                                                            2004           2003           2002
------------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Loans                                                                                     $    55,540    $    52,009    $    52,660
Investments
   U.S. Government and agency securities                                                        2,295          1,862          3,095
   Obligations of state and political subdivisions                                                838            771            815
   Other securities                                                                               535            503            523
   Federal funds sold                                                                              15              7            119
   Interest-bearing deposits                                                                       28             18             10
------------------------------------------------------------------------------------------------------------------------------------
      Total interest income                                                                    59,251         55,170         57,222
INTEREST EXPENSE
Deposits                                                                                       15,923         15,577         19,654
Borrowings                                                                                      4,915          4,891          5,070
------------------------------------------------------------------------------------------------------------------------------------
      Total interest expense                                                                   20,838         20,468         24,724
------------------------------------------------------------------------------------------------------------------------------------
      Net interest income                                                                      38,413         34,702         32,498
Less provision for losses on loans                                                              3,136          3,347          2,757
------------------------------------------------------------------------------------------------------------------------------------
      Net interest income after provision for losses on loans                                  35,277         31,355         29,741
OTHER INCOME
Service fees, charges and other operating                                                       5,370          3,889          2,845
Insurance commissions                                                                           3,050          2,827          2,457
Gain on sale of loans                                                                           1,882          4,489          2,358
Gain on sale of securities                                                                        276            314            315
Gain on sale of branch                                                                             --             --            122
Gain (loss) on sale of other real estate owned                                                   (323)            19             16
Loss on sale of consumer finance loan portfolio and related assets                             (3,585)            --             --
------------------------------------------------------------------------------------------------------------------------------------
      Total other income                                                                        6,670         11,538          8,113
GENERAL, ADMINISTRATIVE AND OTHER EXPENSE
Employee compensation and benefits                                                             14,519         14,201         13,123
Occupancy and equipment                                                                         3,400          2,910          2,433
Federal deposit insurance premiums                                                                132            104            109
Franchise taxes                                                                                   988             69            709
Other operating                                                                                 7,745          6,765          5,922
Merger-related expenses                                                                           160             --            367
------------------------------------------------------------------------------------------------------------------------------------
      Total general, administrative and other expense                                          26,944         24,049         22,663
------------------------------------------------------------------------------------------------------------------------------------
      Earnings before federal income taxes                                                     15,003         18,844         15,191
FEDERAL INCOME TAXES
Current                                                                                         4,486          6,166          5,078
Deferred                                                                                         (145)           100           (227)
------------------------------------------------------------------------------------------------------------------------------------
      Total federal income taxes                                                                4,341          6,266          4,851
------------------------------------------------------------------------------------------------------------------------------------
      NET EARNINGS                                                                        $    10,662    $    12,578    $    10,340
====================================================================================================================================
      EARNINGS PER SHARE
        Basic                                                                             $      1.92    $      2.29    $      1.94
====================================================================================================================================
        Diluted                                                                           $      1.87    $      2.23    $      1.90
====================================================================================================================================

The accompanying notes are an integral part of these statements.


PAGE 24 | OAK HILL FINANCIAL, INC.

Consolidated Statements of Stockholders' Equity

                                                              For the Years Ended December 31, 2004, 2003 and 2002
                                             ---------------------------------------------------------------------------------------
                                                                                                         Unrealized
                                                                                                           gains
                                                                                                        (losses) on
                                                                                                         securities
                                                             Additional                                  designated
                                                Common        paid-in       Retained        Treasury    as available
(In thousands, except share data)               stock         capital       earnings         stock        for sale         Total
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2002                   $     2,797    $     5,114    $    53,506    $    (5,007)    $     (61)    $    56,349
Issuance of 98,313 shares under stock
   option plan                                        --             (1)            --          1,536            --           1,535
Dividends declared of $.491
   per share                                          --             --         (2,610)            --            --          (2,610)
Unrealized gains on securities designated
   as available for sale, net of
   related tax effects                                --             --             --             --     $   1,267           1,267
Net earnings for the year                             --             --         10,340             --            --          10,340
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                       2,797          5,113         61,236         (3,471)        1,206          66,881
Issuance of 203,478 shares under stock
   option plan                                        --            591             --          3,139            --           3,730
Dividends declared of $.542
   per share                                          --             --         (2,970)            --            --          (2,970)
Unrealized losses on securities
   designated as available for sale, net
   of related tax effects                             --             --             --             --          (291)           (291)
Net earnings for the year                             --             --         12,578             --            --          12,578
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003                       2,797          5,704         70,844           (332)          915          79,928
Issuance of 118,131 shares under stock
   option plan                                        30            954             --          1,583            --           2,567
Repurchase of 134,936 shares                          --             --             --         (4,369)           --          (4,369)
Dividends declared of $.618
   per share                                          --             --         (3,435)            --            --          (3,435)
Unrealized losses on securities
   designated as available for sale, net
   of related tax effects                             --             --             --             --          (310)           (310)
Net earnings for the year                             --             --         10,662             --            --          10,662
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2004                 $     2,827    $     6,658    $    78,071    $    (3,118)    $     605     $    85,043
====================================================================================================================================

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income

                                                                                                   Year Ended December 31,
                                                                                          ------------------------------------------
(In thousands)                                                                               2004           2003           2002
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                              $    10,662    $    12,578    $    10,340
Other comprehensive income, net of tax:
   Unrealized gains (losses) on securities designated as available for sale, net
      of taxes (benefits) of $(71), $(47) and $760 in 2004, 2003 and 2002, respectively          (131)           (87)         1,475
   Reclassification adjustment for realized gains included in net earnings,
      net of taxes of $97, $110 and $107 in 2004, 2003 and 2002, respectively                    (179)          (204)          (208)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                      $    10,260    $    12,287    $    11,607
====================================================================================================================================
Accumulated comprehensive income                                                          $       605    $       915    $     1,206
====================================================================================================================================

The accompanying notes are an integral part of these statements.


                                              OAK HILL FINANCIAL, INC. | PAGE 25

Consolidated Statements of Cash Flows

                                                                                                   Year Ended December 31,
                                                                                          ------------------------------------------
(In thousands)                                                                                2004          2003            2002
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                                                                           $    10,662    $    12,578    $    10,340
   Adjustments to reconcile net earnings to net cash provided by
      (used in) operating activities:
        Depreciation and amortization                                                           1,237            985            651
        Gain on sale of securities                                                               (276)          (314)          (315)
        Amortization of premiums and discounts on investment securities--net                      836          1,310            949
        Amortization of mortgage servicing rights                                                 624          1,222            602
        Proceeds from sale of loans in secondary market                                        59,428        178,542        110,247
        Loans disbursed for sale in secondary market                                          (55,614)      (175,411)      (108,764)
        Gain on sale of loans                                                                  (1,132)        (2,080)        (1,091)
        (Gain) loss on disposition of assets                                                       --            (15)          (138)
        Loss on sale of consumer finance loan portfolio                                         3,585             --             --
        Amortization (accretion) of deferred loan origination costs (fees)                       (155)             1            195
        Proceeds from disposal of other real estate owned                                       1,163             --             --
        Loss on sale of other real estate owned                                                   323             --             --
        Purchase of loans                                                                        (282)            --             --
        Federal Home Loan Bank stock dividends                                                   (255)          (234)          (270)
        Provision for losses on loans                                                           3,136          3,347          2,757
        Tax benefit of stock options exercised                                                    693            802            266
        Bank owned life insurance income                                                         (118)            --             --
        Increase (decrease) in cash due to changes in:
           Prepaid expenses and other assets                                                       41           (225)          (874)
           Accrued interest receivable                                                           (121)           189            195
           Accrued interest payable and other liabilities                                      (1,371)         1,603           (457)
           Federal income taxes
             Current                                                                           (1,116)        (1,133)        (1,442)
             Deferred                                                                            (145)           100           (227)
------------------------------------------------------------------------------------------------------------------------------------
                Net cash provided by operating activities                                      11,143         21,267         12,624
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
   Loan disbursements                                                                        (409,234)      (445,612)      (389,543)
   Principal repayments on loans                                                              338,646        330,329        331,494
   Principal repayments on mortgage-backed securities designated as
      available for sale                                                                       19,095         31,230         16,708
   Proceeds from sale of investment securities designated as available for sale                14,192          7,573         31,711
   Proceeds from sale of investment securities designated as held to maturity                      --             --          2,011
   Proceeds from maturity of investment securities                                              4,342            780          5,170
   Proceeds from disposition of assets                                                             --             64            371
   Proceeds from sale of consumer finance loan portfolio                                        5,143             --             --
   Loans sold from consumer finance loan portfolio                                             (8,728)            --             --
   Purchase of investment securities designated as available for sale                         (45,713)       (35,678)       (58,079)
   Purchase of investment securities designated as held-to-maturity                                --         (1,098)        (1,050)
   Decrease in federal funds sold--net                                                          5,241          5,417          6,111
   Purchase of MPA Group Insurance Specialists                                                     --             --            (97)
   Purchase of Federal Home Loan Bank stock                                                        --             --           (138)
   Purchase of bank owned life insurance                                                      (10,000)            --             --
   Purchase of office premises and equipment                                                   (2,583)        (2,960)        (1,756)
   Ripley acquisition--net of cash received                                                    (2,927)            --             --
------------------------------------------------------------------------------------------------------------------------------------
                Net cash used in investing activities                                         (82,526)      (109,955)       (57,087)
------------------------------------------------------------------------------------------------------------------------------------
                Net cash used in operating and investing activities
                  (balance carried forward)                                                   (71,383)       (88,688)       (44,463)
------------------------------------------------------------------------------------------------------------------------------------


PAGE 26 | OAK HILL FINANCIAL, INC.

                                                                                                   Year Ended December 31,
                                                                                          ------------------------------------------
(In thousands)                                                                                2004           2003           2002
------------------------------------------------------------------------------------------------------------------------------------
                Net cash used in operating and investing activities (balance brought
                  forward)                                                                $   (71,383)   $   (88,688)   $   (44,463)
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
   Proceeds (repayments) from securities sold under agreement to repurchase                       994         (1,188)         2,335
   Net increase in deposit accounts                                                            92,706         54,008         51,609
   Proceeds from Federal Home Loan Bank advances                                                   --         50,301         20,000
   Repayment of Federal Home Loan Bank advances                                               (18,368)       (13,469)       (27,887)
   Proceeds from notes payable                                                                     --          3,050             --
   Repayment of notes payable                                                                    (400)        (2,700)           (50)
   Proceeds from issuance of debt securities                                                   13,000             --             --
   Dividends on common shares                                                                  (3,435)        (2,970)        (2,610)
   Purchase of treasury stock                                                                  (4,369)            --             --
   Proceeds from issuance of shares under stock option plan                                     1,874          2,928          1,269
------------------------------------------------------------------------------------------------------------------------------------
                Net cash provided by financing activities                                      82,002         89,960         44,666
------------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                      10,619          1,272            203
Cash and cash equivalents at beginning of year                                                 20,390         19,118         18,915
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                  $    31,009    $    20,390    $    19,118
====================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the year for:
      Federal income taxes                                                                $     5,417    $     6,474    $     4,874
====================================================================================================================================
      Interest on deposits and borrowings                                                 $    20,552    $    20,463    $    24,974
====================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
   Unrealized gains (losses) on securities designated as available for sale,
      net of related tax effects                                                          $      (310)   $      (291)   $     1,267
====================================================================================================================================
   Recognition of mortgage servicing rights in accordance with SFAS No. 140               $       750    $     2,409    $     1,267
====================================================================================================================================
   Transfer from loans to real estate acquired through foreclosure                        $     2,564    $     1,447    $        --
====================================================================================================================================
   Issuance of loans upon sale of real estate acquired though foreclosure                 $       738    $       862    $     1,760
====================================================================================================================================
   Fair value of assets acquired in acquisition of Ripley National Bank                   $    58,611    $        --    $        --
====================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
   Issuance of note payable in connection with the purchase of McNelly
      Insurance Agency                                                                    $        --    $        --    $       100
====================================================================================================================================
   Acquisition of treasury stock in exchange for stock options                            $        --    $       165    $        23
====================================================================================================================================

The accompanying notes are an integral part of these statements.


                                              OAK HILL FINANCIAL, INC. | PAGE 27

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002

NOTE A--SUMMARY OF ACCOUNTING POLICIES

Oak Hill Financial, Inc. (the "Company") is a financial holding company, the principal assets of which have been its ownership of Oak Hill Banks ("Oak Hill"), Towne Bank ("Towne"), Action Finance Company ("Action") and MPA Group Insurance Specialists ("MPA"). Accordingly, the Company's operations are primarily dependent upon its financial services subsidiaries, which are collectively viewed as a single operating segment for financial statement purposes.

      During 2002, the Board of Directors of the Company, Oak Hill and Towne approved a plan of reorganization whereby the Banks merged on November 30, 2002 into a single bank charter under the name Oak Hill Banks. Hereinafter, the consolidated financial statements use the term "Oak Hill" to describe the preexisting individual banks owned by the Company.

      Oak Hill conducts a general commercial banking business in southern and central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. Action was a consumer finance company that originated installment and home equity loans. Oak Hill's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Oak Hill can be significantly influenced by a number of competitive factors, such as governmental monetary policy, that are outside of management's control.

      On October 9, 2004, the Company acquired Ripley National Bank ("Ripley") for $5.3 million in cash. As part of the transaction, the Company acquired full-service offices in Ripley and Georgetown, Ohio, involving total loans of $39.1 million, $51.6 million in deposits and $58.6 million in total assets.

      On December 31, 2004, the Company sold the consumer loan portfolio of Action. The portfolio, which was comprised of small consumer and second mortgage loans, totaled $8.7 million. Concurrent with the sale, the Company closed its five retail lending offices in southern Ohio.

      The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accord-ance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

      The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Oak Hill, Action, MPA and Oak Hill Title. All intercompany balances and transactions have been eliminated.

2. Investment Securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity.

      Realized gains and losses on sales of securities are recognized using the specific identification method.

3. Loans Receivable

Loans held in portfolio are stated at the principal amount outstanding, adjusted for premiums and discounts on loans purchased and sold and the allowance for loan losses. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

      Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged


PAGE 28 | OAK HILL FINANCIAL, INC.

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

      Loans held for sale are carried at the lower of cost or market, determined in the aggregate. Loans held for sale are identified at the point of origination. In computing lower of cost or market, deferred loan origination fees are deducted from the principal balance of the related loan. All loan sales are made without further recourse to Oak Hill. At December 31, 2004 and 2003, loans held for sale were carried at cost.

      Oak Hill generally retains servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that Oak Hill recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

      The mortgage servicing rights recorded by Oak Hill, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value of the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

      SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be amortized in proportion to and over the period of estimated net servicing income and assessed for impairment. Impairment is measured based on fair value. The valuation of mortgage servicing rights is influenced by market factors, including servicing volumes and market prices, as well as management's assumptions regarding mortgage prepayment speeds and interest rates. Management utilizes periodic third-party valuations by qualified market professionals to evaluate the fair value of its capitalized mortgage servicing assets.

      Oak Hill recorded amortization related to mortgage servicing rights totaling approximately $624,000, $1.2 million and $602,000 for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, the carrying value of Oak Hill's mortgage servicing rights, which approximated their fair value, totaled $3.1 million and $3.0 million, respectively.

4. Loan Origination and Commitment Fees

The Company accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

      Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

5. Allowance for Loan Losses

It is the Company's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions in certain items including, but not limited to, the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in Oak Hill's primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property


                                              OAK HILL FINANCIAL, INC. | PAGE 29

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

      The Company maintains its allowance for loan losses in accordance with SFAS No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both statements require the Company to evaluate the collectibility of interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

      A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans, consumer installment loans and credit card loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment on a collective basis. With respect to the Company's investment in commercial and other loans, and its evaluation of impairment thereof, management believes such loans are adequately collateralized and as a result impaired loans are carried as a practical expedient at the lower of cost or fair value.

      It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

      The Company had $3.8 million and $4.0 million of impaired loans, as defined under SFAS No. 114, at December 31, 2004 and 2003, respectively. The Company maintained an allowance for credit losses related to such impaired loans of $1.3 million and $982,000 at December 31, 2004 and 2003, respectively.

6. Office Premises and Equipment

Depreciation and amortization are provided on the straight-line and accelerated methods over the estimated useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment.

7. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. The loan loss allowance is charged for any write down in the loan's carrying value to fair value at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Federal Income Taxes

The Company accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

      The Company's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, capitalized


PAGE 30 | OAK HILL FINANCIAL, INC.

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

mortgage servicing rights, certain components of retirement expense and the allowance for loan losses. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9. Goodwill and Core Deposit Intangible

In October 2004, the Company acquired Ripley for $5.3 million in cash. The acquisition resulted in a $1.3 million increase in goodwill. Also, as a result of the acquisition, a $1.3 million core deposit intangible was recorded.

      In January 2002, MPA purchased McNelly Insurance Agency, a local property and casualty insurance agency, for consideration of $100,000 in cash and a $100,000 note payable. This purchase resulted in an increase in goodwill of $197,000.

      Pursuant to SFAS No. 142, "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. Goodwill has been assigned to Oak Hill and MPA as the reporting units that are expected to benefit from the goodwill.

      The Company tests goodwill annually. There were no impairment charges related to goodwill for the years ended December 31, 2004 and 2003.

      The core deposit intangible recorded as part of the Ripley merger is being amortized over its estimated useful life of 9.3 years. Oak Hill recorded amortization of the core deposit intangible of $72,000 for the year ended December 31, 2004.

10. Interest Rate Swap

The Company entered into an interest rate swap in August 2004 to convert $5.0 million of its Oak Hill Capital Trust 1 junior subordinated debentures from fixed rate to variable rate. Under the agreement, the Company has agreed to pay interest to the counterparty on the $5.0 million notional amount at a floating rate of three-month LIBOR plus 5.35% which at December 31, 2004 was 7.79%, and to receive interest at a fixed rate of 10.875%. The interest rate swap met the criteria required to qualify for the shortcut method of accounting for fair value hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Based on this shortcut method of accounting, no ineffectiveness in the hedging relationship was assumed and any fair value change in the interest rate swap was offset by a fair value change in the junior subordinated debentures during the year ended December 31, 2004.

11. Fair Value of Financial Instruments

      SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

      The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2004 and 2003.

      Cash  and  due  from  banks.  The  carrying   amounts   presented  in  the
consolidated statements of financial condition for cash and due from banks are deemed to approximate fair value.

      Federal funds sold. The carrying amounts presented in the consolidated statements of financial condition for federal funds sold are deemed to approximate fair value due to daily repricing.

      Investment securities. For investment securities, fair value is deemed to equal quoted market price.

      Loans receivable. The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential real estate, multi-family residential real estate, commercial, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

      Bank  owned  life  insurance.   The  carrying  amount   presented  in  the
consolidated statements of financial condition is deemed to approximate fair value.

      Federal Home Loan Bank stock. The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.


                                              OAK HILL FINANCIAL, INC. | PAGE 31

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

      Deposits. The fair value of NOW accounts, savings accounts, demand deposits, money market deposits and other transaction accounts is deemed to approximate the amount payable on demand at December 31, 2004 and 2003. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

      Advances from the Federal Home Loan Bank. The fair value of advances from the Federal Home Loan Bank has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

      Securities sold under agreement to repurchase. The carrying amounts of securities sold under agreements to repurchase are deemed to approximate fair value.

      Subordinated debentures. The fair value of the Corporation's subordinated debentures has been estimated using discounted cash flow analysis, based on the interest rates currently offered for instruments of similar remaining maturities. The fair value of the subordinated debentures includes the effects of hedging.

      Notes payable. The fair value of notes payable has been estimated using discounted cash flow analysis, based on the interest rates currently offered for notes of similar remaining maturities.

      Commitments to extend credit. For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value of outstanding loan commitments at December 31, 2004 and 2003 was not material.

--------------------------------------------------------------------------------
      Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments are as follows:

                                                                         December 31,
                                                   ---------------------------------------------------------
                                                              2004                          2003
                                                   ---------------------------   ---------------------------
                                                     Carrying         Fair         Carrying         Fair
(In thousands)                                        value           value         value           value
------------------------------------------------------------------------------------------------------------
Financial assets
   Cash and due from banks                         $     31,009   $     31,009   $     20,390   $     20,390
   Federal funds sold                                       988            988            123            123
   Investment securities                                 92,023         92,236         79,545         79,469
   Loans receivable                                     912,538        915,674        811,021        822,684
   Bank owned life insurance                             10,118         10,118             --             --
   Federal Home Loan Bank stock                           6,590          6,590          5,998          5,998
------------------------------------------------------------------------------------------------------------
                                                   $  1,053,266   $  1,056,615   $    917,077   $    928,664
============================================================================================================
Financial liabilities
   Deposits                                        $    862,096   $    857,213   $    717,821   $    717,574
   Advances from the Federal Home Loan Bank             105,601        108,827        122,887        129,336
   Securities sold under agreement to repurchase          5,359          5,359          4,365          4,365
   Notes payable                                          2,700          2,700          3,100          3,110
   Subordinated debentures                               18,000         18,131          5,000          6,138
------------------------------------------------------------------------------------------------------------
                                                   $    993,756   $    992,230   $    853,173   $    860,523
============================================================================================================


PAGE 32 | OAK HILL FINANCIAL, INC.

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

12. Earnings per Share

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under stock option. The computations were as follows for the years ended December 31:

                                                              2004          2003          2002
-------------------------------------------------------------------------------------------------
Weighted-average common shares outstanding (basic)          5,549,855     5,487,436     5,317,313
Dilutive effect of assumed exercise of stock options          142,613       139,855       121,285
-------------------------------------------------------------------------------------------------
Weighted-average common shares outstanding (diluted)        5,692,468     5,627,291     5,438,598
=================================================================================================

      Options to purchase 68,000 and 1,000 shares of common stock with a respective weighted-average exercise price of $30.46 and $21.85 were outstanding at December 31, 2003 and 2002, respectively, but were excluded from the computation of common share equivalents for those respective years because their exercise prices were greater than the average market price of the common shares.

13. Stock Incentive Plan

The Company has a stock incentive plan that provides for grants of options, restricted stock and other equity-based instruments of up to 1,200,000 authorized, but unissued shares of its common stock. The Company accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

      The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands)                             2004           2003           2002
--------------------------------------------------------------------------------
Net earnings
   As reported                          $  10,662      $  12,578      $  10,340
   Stock-based compensation,
      net of tax                             (399)          (114)          (128)
================================================================================
   Pro forma                            $  10,263      $  12,464      $  10,212
================================================================================
Basic earnings per share
   As reported                          $    1.92      $    2.29      $    1.94
   Stock-based compensation,
      net of tax                            (0.07)         (0.02)         (0.02)
================================================================================
   Pro forma                            $    1.85      $    2.27      $    1.92
================================================================================
Diluted earnings per share
   As reported                          $    1.87      $    2.23      $    1.90
   Stock-based compensation,
      net of tax                            (0.07)         (0.02)         (0.02)
================================================================================
   Pro forma                            $    1.80      $    2.21      $    1.88
================================================================================

      The fair value of each option granted is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002: dividend yield of 1.6% for 2004 and 2.3% for 2003 and 2002; expected volatility of 39.8%, 41.5% and 30.0% for 2004, 2003 and 2002, respectively; risk-free interest rates of 3.65%, 3.38% and 4.00% for 2004, 2003 and 2002, respectively and expected lives of 4 years for 2004 and 2003 and 10 years for 2002.


                                              OAK HILL FINANCIAL, INC. | PAGE 33

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

      A summary of the status of the Company's Stock Option Plan as of December 31, 2004, 2003 and 2002 and changes during the years ended on those dates is presented below:

                                                           2004                      2003                       2002
                                                  -----------------------   -----------------------    -----------------------
                                                                Weighted-                 Weighted-                  Weighted-
                                                                 average                   average                    average
                                                                exercise                  exercise                   exercise
                                                    Shares        price       Shares        price        Shares        price
------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                    572,397    $    17.36     718,717    $    15.35      821,401    $    15.02
Granted                                             130,500         37.19      68,000         30.46        1,000         21.85
Exercised                                          (118,131)        15.87    (210,820)        14.77     (101,284)        12.73
Forfeited                                            (2,300)        28.45      (3,500)        15.05       (2,400)        14.96
------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                          582,466    $    22.21     572,397    $    17.36      718,717    $    15.35
==============================================================================================================================
Options exercisable at year-end                     451,633                   503,730                    640,842
==============================================================================================================================
Weighted-average fair value of options granted
   during the year                                             $    12.91                $     9.31                 $     7.25
==============================================================================================================================

      The following information applies to options outstanding at December 31, 2004:

Range of                                                                Number
exercise prices                                                      outstanding
--------------------------------------------------------------------------------
$ 6.67-$10.01                                                            23,150
$10.02-$15.03                                                            46,600
$15.04-$22.56                                                           318,616
$22.57-$33.86                                                            64,100
$33.87-$37.21                                                           130,000
--------------------------------------------------------------------------------
Total                                                                   582,466
================================================================================
Weighted-average exercise price                                       $   22.21
================================================================================
Weighted-average remaining contractual life                           8.2 years
================================================================================

14. Capitalization

The Company's authorized capital stock includes 1,500,000 shares of $.01 per share par value voting preferred stock and 1,500,000 shares of $.01 per share par value non-voting preferred stock. No preferred shares have been issued at December 31, 2004 and 2003.

15. Advertising

Advertising costs are expensed when incurred. The Company's advertising expense totaled $421,000, $437,000, and $423,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

16. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents are comprised of cash and due from banks.

17. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2004 consolidated financial statement presentation.

18. Effects of Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (the "FASB") issued a revision SFAS No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the awarded--the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

      Initially, the cost of employee services received in exchange for an award of liability instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee


PAGE 34 | OAK HILL FINANCIAL, INC.

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

      Excess tax benefits, as defined by SFAS 123R, will be recognized as an addition to additional paid in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid in capital to which it can be offset.

      Compensation cost is required to be recognized beginning with the first interim or annual period that begins after June 15, 2005, or July 1, 2005 as to the Company. Management believes the annual compensation cost, net of tax, will approximate the amount disclosed in footnote A-13.

--------------------------------------------------------------------------------

NOTE B--INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at December 31 are shown below.

                                                                           2004
                                                     -----------------------------------------------
                                                                   Gross        Gross      Estimated
                                                     Amortized   unrealized   unrealized     fair
(In thousands)                                         cost         gains       losses       value
----------------------------------------------------------------------------------------------------
Held to maturity:
   Trust preferred securities due after ten years    $   3,640   $      213   $       --   $   3,853
====================================================================================================
Available for sale:
   U.S. Government and agency obligations            $  61,594   $      229   $      415   $  61,408
   Obligations of state and political subdivisions      25,743        1,090           64      26,769
   Other securities                                        126           99           19         206
----------------------------------------------------------------------------------------------------
      Total securities available for sale            $  87,463   $    1,418   $      498   $  88,383
====================================================================================================

                                                                           2003
                                                     -----------------------------------------------
                                                                   Gross        Gross      Estimated
                                                     Amortized   unrealized   unrealized     fair
(In thousands)                                         cost         gains       losses       value
----------------------------------------------------------------------------------------------------
Held to maturity:
   Trust preferred securities due after ten years    $   3,659   $       83   $      159   $   3,583
====================================================================================================
Available for sale:
   U.S. Government and agency obligations            $  57,836   $      760   $      106   $  58,490
   Obligations of state and political subdivisions      16,539          752           80      17,211
   Other securities                                        125           81           21         185
----------------------------------------------------------------------------------------------------
      Total securities available for sale            $  74,500   $    1,593   $      207   $  75,886
====================================================================================================


                                              OAK HILL FINANCIAL, INC. | PAGE 35

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

      The amortized cost and estimated fair value of investment securities designated as available for sale, by term to maturity at December 31 are shown below.

                                                              2004                     2003
                                                     ----------------------   ----------------------
                                                                 Estimated                 Estimated
                                                     Amortized      fair      Amortized      fair
(In thousands)                                         cost        value        cost         value
----------------------------------------------------------------------------------------------------
Due in three years or less                           $   8,111   $    8,120   $    5,060   $   5,109
Due after three years through five years                 5,787        5,729        2,793       2,836
Due after five years through ten years                   9,252        9,302       11,884      12,046
Due after ten years                                     64,313       65,232       54,763      55,895
----------------------------------------------------------------------------------------------------
                                                     $  87,463   $   88,383   $   74,500   $  75,886
====================================================================================================

      The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2004.

                                                           Less than                More than
                                                         twelve months            twelve months
                                                     ----------------------   ----------------------
                                                     Estimated                Estimated
                                                       fair      Unrealized     fair      Unrealized
(In thousands)                                         value        loss        value        loss
----------------------------------------------------------------------------------------------------
Held to maturity:
   Trust preferred securities                        $      --   $       --   $      --   $       --
   Obligations of state and political subdivisions         392            1          --           --
----------------------------------------------------------------------------------------------------
Available for sale:
   U.S. Government and agency obligations               31,670          306       7,603          109
   Obligations of state and political subdivisions       2,717           32       2,618           31
   Other securities                                         --           --          33           19
----------------------------------------------------------------------------------------------------
      Total temporarily impaired securities          $  34,779   $      339   $  10,254   $      159
====================================================================================================

      Management has the ability to hold these temporarily impaired securities for the foreseeable future. The decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as the securities approach maturity dates.

      Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2004, totaled $14.2 million, resulting in gross realized gains of $276,000 on such sales.

      Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2003, totaled $7.6 million, resulting in gross realized gains of $314,000 on such sales.

      Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2002, totaled $31.7 million, resulting in gross realized gains of $268,000 and gross realized losses of $82,000 on such sales.

      Proceeds from the sale of investment securities designated as held-to-maturity during the year ended December 31, 2002, totaled $2.0 million, resulting in a gross realized gain of $129,000 on such sale. The sale followed a significant deterioration of the issuer's creditworthiness such that the securities were deemed by a nationally recognized rating organization as less than investment grade.

      At December 31, 2004 and 2003, investment securities with an aggregate book value of $70.0 million and $67.6 million, respectively, were pledged as collateral for public deposits.

      The Company enters into purchases of mortgage-backed securities under agreements to resell substantially identical securities on behalf of its deposit customers. Securities purchased under agreements to resell totaled $5.4 million and $4.4 million at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, the agreements were


PAGE 36 | OAK HILL FINANCIAL, INC.

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

scheduled to mature within 90 days and no material amount of agreements to resell securities was outstanding with any individual dealer. Securities purchased under agreement to resell averaged approximately $5.0 million during 2004 and the maximum amount outstanding at any month-end during 2004 was $6.2 million.

NOTE C--LOANS RECEIVABLE

The composition of the loan portfolio, including loans held for sale, is as follows at December 31:

(In thousands)                                              2004        2003
-------------------------------------------------------------------------------
Real estate mortgage (primarily residential)              $ 270,092   $ 235,180
Installment, net of unearned interest of $2,000 and
   $1.5 million at December 31, 2004 and 2003,
   respectively                                              68,072      71,100
Commercial and other                                        584,201     513,848
Credit card                                                   2,020       1,729
-------------------------------------------------------------------------------
      Gross loans                                           924,385     821,857
Less:
   Allowance for loan losses                                 11,847      10,836
-------------------------------------------------------------------------------
      Loans receivable--net                               $ 912,538   $ 811,021
===============================================================================

      The Company's lending efforts have historically focused on real estate mortgages and consumer installment loans, which comprised approximately $338.2 million, or 37%, of the total loan portfolio at December 31, 2004, and approximately $306.3 million, or 37%, of the total loan portfolio at December 31, 2003. In recent years, lending efforts have increasingly focused on commercial loans, generally secured by commercial real estate and equipment, which comprise approximately $584.2 million, or 63%, of the total loan portfolio at December 31, 2004, and approximately $513.8 million, or 63%, of the total loan portfolio at December 31, 2003. Generally, such loans have been underwritten with sufficient collateral or cash down payments to provide the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values. However, management is of the belief that real estate values and economic conditions in the Company's primary lending areas are presently stable.

      As stated previously, the Company has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $275.9 million, $271.4 million and $187.0 million at December 31, 2004, 2003 and 2002, respectively.

      At December 31, 2004, 2003 and 2002, the Company had nonaccrual and nonperforming loans totaling approximately $6.3 million, $8.1 million and $7.3 million, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $406,000, $508,000 and $357,000 for the years ended December 31, 2004, 2003 and
2002, respectively.

      The activity in the allowance for loan losses is summarized as follows for the years ended December 31:

(In thousands)                                2004         2003         2002
--------------------------------------------------------------------------------
Balance at beginning of year                $  10,836    $   9,142    $   8,345
Provision charged to operations                 3,136        3,347        2,757
Charge-offs                                    (3,545)      (2,152)      (2,563)
Recoveries                                      1,291          499          603
Allowance of acquired institution
   and other                                      129           --           --
--------------------------------------------------------------------------------
Balance at end of year                      $  11,847    $  10,836    $   9,142
================================================================================

NOTE D--OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are summarized at December 31 as follows:

(In thousands)                                              2004        2003
--------------------------------------------------------------------------------
Land and buildings                                       $  16,048    $  12,741
Furniture and equipment                                      9,181        7,093
Leasehold improvements                                       1,117        1,067
--------------------------------------------------------------------------------
                                                            26,346       20,901
   Less accumulated depreciation and
      amortization                                         (10,857)      (8,709)
--------------------------------------------------------------------------------
                                                         $  15,489    $  12,192
================================================================================


                                              OAK HILL FINANCIAL, INC. | PAGE 37

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

NOTE E--DEPOSITS

Deposit balances at December 31 are summarized as follows:

                                                  2004                       2003
                                        -----------------------    ------------------------
(Dollars in thousands)                    Amount         Rate        Amount         Rate
-------------------------------------------------------------------------------------------
DEPOSIT TYPE AND INTEREST RATE RANGE
Demand deposit accounts                 $   88,712           --    $   66,712           --
Savings accounts                            58,978         0.45%       48,224         0.42%
NOW accounts                                65,395         1.06%       62,033         1.19%
Money market deposit accounts                9,249         0.41%        7,644         0.43%
Premium investment accounts                 53,093         2.17%       35,474         0.93%
Select investment accounts                  27,197         1.77%       33,426         1.12%
-------------------------------------------------------------------------------------------
Total transaction accounts                 302,624                    253,513
Certificates of deposit
   1.00-2.99%                              344,757                    286,245
   3.00-4.99%                              203,406                    162,541
   5.00-6.99%                               10,909                     15,447
   7.00-8.00%                                  400                         75
-------------------------------------------------------------------------------------------
Total certificates of deposit              559,472         2.82%      464,308         2.79%
-------------------------------------------------------------------------------------------
Total deposits                          $  862,096         2.14%   $  717,821         2.04%
===========================================================================================

      The Company had deposit accounts with balances in excess of $100,000 totaling $371.1 million and $285.7 million at December 31, 2004 and 2003, respectively.

      Interest expense on deposits is summarized as follows for the years ended December 31:

(In thousands)                                2004         2003         2002
-------------------------------------------------------------------------------
NOW accounts                                $     804    $     839    $   1,204
Savings accounts                                  195          295          485
Money market deposit accounts                      31           56          108
Premium investment accounts                       548          411          790
Select investment accounts                        419          401          459
Certificates of deposit                        13,926       13,575       16,608
-------------------------------------------------------------------------------
                                            $  15,923    $  15,577    $  19,654
===============================================================================

      The contractual maturities of outstanding cer-tificates of deposit are summarized as follows at December 31:

(In thousands)                                             2004         2003
-------------------------------------------------------------------------------
Less than one year                                       $ 239,199    $ 214,292
-------------------------------------------------------------------------------
One year through three years                               259,816      198,390
More than three years                                       60,457       51,626
-------------------------------------------------------------------------------
                                                         $ 559,472    $ 464,308
===============================================================================

NOTE F--ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2004 and 2003 by pledges of certain residential mortgage loans totaling $142.6 million and $165.9 million, respectively, and Oak Hill's investment in Federal Home Loan Bank stock, are summarized as follows:

                                      Maturing             December 31,
Interest                            in year ended   --------------------------
rate range                           December 31,      2004           2003
------------------------------------------------------------------------------
                                                      (Dollars in thousands)
0.94% to 8.30%                           2004       $       --     $   46,989
1.85% to 8.10%                           2005           43,426         11,422
3.77% to 6.50%                           2006            2,401          2,990
4.14% to 7.30%                           2007            5,501          5,501
4.29% to 5.30%                           2009              333            564
5.15% to 8.02%                           2010            6,158          6,274
3.94% to 6.95%                           2011           40,063         40,571
    3.09%                                2013            3,819          4,929
    7.62%                                2015              850            850
    6.25%                                2016              283
    6.70%                                2017              790            828
    5.15%                                2018            1,691          1,969
    3.50%                                2025               47             --
    3.50%                                2029              167             --
    3.50%                                2030               72             --
------------------------------------------------------------------------------
                                                    $  105,601     $  122,887
==============================================================================
Weighted-average interest rate                            3.95%          3.39%
==============================================================================


PAGE 38 | OAK HILL FINANCIAL, INC.

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

NOTE G--OTHER BORROWINGS

At December 31, 2003, Action had a note payable to another financial institution totaling $3.1 million bearing interest at 5.125% maturing in 2006. At December 31, 2004, the note had an outstanding balance of $2.7 million. The note was collateralized by a pledge of a portion of the Company's shares of Oak Hill. The note was repaid in January 2005.

      Additionally, MPA had a note payable created in connection with the purchase of a local insurance agency during 2002. At December 31, 2003, the note had a balance of $50,000 bearing interest at 6.0%. The note matured in January 2004.

NOTE H-GUARANTEED PREFERRED
BENEFICIAL INTERESTS IN THE COMPANY'S
JUNIOR SUBORDINATED DEBENTURES

In March 2000, a Delaware trust owned by the Company ("Trust 1"), issued $5.0 million of mandatorily redeemable debt securities. The debt securities issued by Trust 1 are included in the Company's regulatory capital, specifically as a component of Tier 1 capital. The subordinated debentures are the sole assets of Trust 1, and the Company owns all of the common securities of Trust 1. Interest payments on the debt securities are made semi-annually at an annual fixed interest rate of 10.875% and are reported as a component of interest expense on borrowings.

      On August 20,  2004,  a Delaware  statutory  business  trust  owned by the
Company, Oak Hill Capital Trust 2 ("Trust 2"), issued $5.0 million of mandatorily redeemable debt securities. The debt securities issued by Trust 2 are included in the Company's regulatory capital, specifically as a component of Tier 1 capital. The proceeds from the issuance of the subordinated debentures and common securities were used by Trust 2 to purchase from the Company $5.0 million of subordinated debentures maturing on October 18, 2034. The subordinated debentures are the sole asset of Trust 2, and the Company owns all of the common securities of Trust 2. Interest payments on the debt securities are to be made quarterly at an annual fixed rate of interest of 6.24% through October 18, 2009 and at a floating rate of interest, reset quarterly, equal to 3-month LIBOR plus 2.40% thereafter. Interest payments are reported as a component of interest expense on borrowings. The net proceeds received by the Company were contributed to the capital of Oak Hill on August 24, 2004.

      On October 1, 2004, a Delaware statutory business trust owned by the Company, Oak Hill Capital Trust 3 ("Trust 3"), issued $8.0 million of mandatorily redeemable debt securities. The debt securities issued by Trust 3 are included in the Company's regulatory capital, specifically as a component of Tier 1 capital. The proceeds from the issuance of the subordinated debentures and common securities were used by Trust 3 to purchase from the Company $8.0 million of subordinated debentures maturing on October 18, 2034. The subordinated debentures are the sole asset of Trust 3, and the Company owns all of the common securities of Trust 3. Interest payments on the debt securities are to be made quarterly at a floating rate of interest, reset quarterly, equal to 3-month LIBOR plus 2.30%. Interest payments are reported as a component of interest expense on borrowings. The net proceeds received by the Company will be used for merger activity and general corporate purposes.

--------------------------------------------------------------------------------

NOTE I--FEDERAL INCOME TAXES

The provision for federal income taxes differs from that computed at the statutory corporate tax rate for the years ended December 31 as follows:

(In thousands)                                                         2004        2003        2002
------------------------------------------------------------------------------------------------------
Federal income taxes computed at the statutory rate                  $  5,251    $  6,611    $  5,223
Increase (decrease) in taxes resulting from:
   Interest income on municipal loans and obligations
     of state and political subdivisions                                 (419)       (354)       (371)
   Nondeductible merger-related expenses                                   --          --           2
   New markets tax credits                                               (500)         --          --
   Other                                                                    9           9          (3)
------------------------------------------------------------------------------------------------------
Federal income tax provision per consolidated financial statements   $  4,341    $  6,266    $  4,851
======================================================================================================


                                              OAK HILL FINANCIAL, INC. | PAGE 39

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

      The computation of the Company's net deferred tax asset at December 31 is as follows:

(In thousands)                                                                    2004        2003
-----------------------------------------------------------------------------------------------------
Taxes (payable) refundable on temporary differences at statutory rate:
Deferred tax assets:
   Book/tax difference of allowance for loan losses                             $  4,155     $ 3,793
   Deferred compensation benefits                                                     89          95
Other                                                                                 10           4
-----------------------------------------------------------------------------------------------------
     Total deferred tax assets                                                     4,254       3,892
Deferred tax liabilities:
   Deferred loan origination costs                                                  (753)       (680)
   Federal Home Loan Bank stock dividends                                           (959)       (959)
   Unrealized gains on securities designated as available for sale                  (321)       (471)
   Book/tax difference of depreciation                                              (235)         --
   Mortgage servicing rights                                                      (1,101)     (1,044)
   Impairment recoveries                                                              --        (114)
   Purchase price adjustments                                                       (499)         --
   Other                                                                             (27)        (35)
-----------------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                               (3,895)     (3,303)
-----------------------------------------------------------------------------------------------------
Net deferred tax asset                                                          $    359     $   589
=====================================================================================================

      The Company has not recorded a valuation allowance for any portion of the net deferred tax asset at December 31, 2004 and 2003, based on the amount of income taxes subject to recovery in carryback years.

NOTE J--RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of such loans outstanding at December 31, 2004, 2003 and 2002 totaled approximately $7.3 million, $5.2 million and $5.0 million, respectively.

      The Company had also received demand and time deposits from directors, officers and their related business interests of approximately $14.7 million,
$10.5  million  and  $12.4  million  at  December  31,  2004,   2003  and  2002,
respectively.

NOTE K--EMPLOYEE BENEFIT PLANS

The Company has a profit-sharing and 401(k) plan covering all employees who have attained the age of twenty-one and completed three months of continuous service. The profit-sharing plan is noncontributory and contributions to the plan are made at the discretion of the Board of Directors. The Company contributed $225,000, $300,000 and $250,000 to the plan for the years ended December 31, 2004, 2003 and 2002, respectively.

      The  401(k)  plan  allows   employees  to  make  voluntary,   tax-deferred
contributions  of up to 15% of  their  base  annual  compensation.  The  Company provides, at its discretion, a 50% matching of funds for each participant's contribution, subject to a maximum of 6% of base compensation. The Company's matching contributions under the 401(k) plan totaled $327,000, $285,000 and $260,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE L--COMMITMENTS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

      The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance sheet instruments, including utilization of collateral where appropriate.


PAGE 40 | OAK HILL FINANCIAL, INC.

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

      At December 31, 2004, the Company had outstanding commitments of approximately $21.7 million to originate residential and commercial loans. Also, the Company had unused lines of credit and letters of credit totaling approximately $139.9 million and $15.2 million, respectively, as of December 31, 2004. In the opinion of management, outstanding loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2004, such commitments were underwritten in accordance with normal loan underwriting policies, and all disbursements will be funded via normal cash flow from operations and existing excess liquidity.

      The Company has also entered into non-cancelable lease agreements for office premises and equipment under operating leases which expire at various dates through 2010. The following table summarizes minimum payments due under lease agreements by year:

Year ending December 31,                     (Dollars in thousands)
-------------------------------------------------------------------
2005                                                 $   614
2006                                                     520
2007                                                     433
2008                                                     265
2009 through 2010                                      1,206
-------------------------------------------------------------------
                                                     $ 3,038
===================================================================

      Total rent expense under operating leases was $850,000, $741,000 and $588,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE M--REGULATORY CAPITAL

As a registered bank holding company, the Company is subject to capital requirements imposed by the Board of Governors of the Federal Reserve System
("FRB"). Oak Hill is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on Oak Hill's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Oak Hill must meet specific capital guidelines that involve quantitative measures of Oak Hill's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Oak Hill's capital accounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      The FRB and the FDIC have adopted risk-based capital guidelines to which the Company and Oak Hill are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

      These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt, and the allowance for loan losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above minimum required levels.

      During the year ended December 31, 2004, Oak Hill was notified by its primary federal regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" Oak Hill must maintain minimum Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios of 6%, 10%, and 5%, respectively. At December 31, 2004, Oak Hill was well-capitalized.


                                              OAK HILL FINANCIAL, INC. | PAGE 41

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

      As of December 31, 2004 and 2003, management believes that the Company and Oak Hill have met all of the capital adequacy requirements to which the entities are subject. The Company's and Oak Hill's Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios are set forth in the following tables:

COMPANY CONSOLIDATED:                                     As of December 31, 2004
                                    --------------------------------------------------------------------
                                                                                        To be "well
                                                                                     capitalized" under
                                                                 For capital         prompt corrective
                                           Actual             adequacy purposes      action provisions
(Dollars in thousands)                Amount       Ratio      Amount       Ratio      Amount      Ratio
--------------------------------------------------------------------------------------------------------
Total capital                       $  110,620      12.2%    $  72,816    >/=8.0%    $ 91,020   >/=10.0%
   (to risk-weighted assets)
Tier 1 capital                      $   99,201      10.9%    $  36,408    >/=4.0%    $ 54,612   >/= 6.0%
   (to risk-weighted assets)
Tier 1 leverage ratio               $   99,201       9.3%    $  42,682    >/=4.0%    $ 53,353   >/= 5.0%

                                                          As of December 31, 2003
                                    --------------------------------------------------------------------
                                                                                        To be "well
                                                                                     capitalized" under
                                                                 For capital         prompt corrective
                                           Actual             adequacy purposes      action provisions
(Dollars in thousands)                Amount       Ratio      Amount       Ratio      Amount      Ratio
--------------------------------------------------------------------------------------------------------
Total capital                       $   93,351      11.7%    $  64,078    >/=8.0%    $ 80,098   >/=10.0%
   (to risk-weighted assets)
Tier 1 capital                      $   83,302      10.4%    $  32,039    >/=4.0%    $ 48,059   >/= 6.0%
   (to risk-weighted assets)
Tier 1 leverage ratio               $   83,302       9.1%    $  36,551    >/=4.0%    $ 45,688   >/= 5.0%

OAK HILL:                                                 As of December 31, 2004
                                    --------------------------------------------------------------------
                                                                                        To be "well
                                                                                     capitalized" under
                                                                 For capital         prompt corrective
                                           Actual             adequacy purposes      action provisions
(Dollars in thousands)                Amount       Ratio      Amount       Ratio      Amount      Ratio
--------------------------------------------------------------------------------------------------------
Total capital                       $   96,383      10.7%    $  72,364    >/=8.0%    $ 90,545   >/=10.0%
   (to risk-weighted assets)
Tier 1 capital                      $   85,070       9.4%    $  36,182    >/=4.0%    $ 54,273   >/= 6.0%
   (to risk-weighted assets)
Tier 1 leverage ratio               $   85,070       8.1%    $  42,265    >/=4.0%    $ 52,831   >/= 5.0%

                                                          As of December 31, 2003
                                    --------------------------------------------------------------------
                                                                                        To be "well
                                                                                     capitalized" under
                                                                 For capital         prompt corrective
                                           Actual             adequacy purposes      action provisions
(Dollars in thousands)                Amount       Ratio      Amount       Ratio      Amount      Ratio
--------------------------------------------------------------------------------------------------------
Total capital                       $   80,437      10.2%    $  63,387    >/=8.0%    $ 79,234   >/=10.0%
   (to risk-weighted assets)
Tier 1 capital                      $   70,526       8.9%    $  31,693    >/=4.0%    $ 47,540   >/= 6.0%
   (to risk-weighted assets)
Tier 1 leverage ratio               $   70,526       7.8%    $  36,112    >/=4.0%    $ 45,140   >/= 5.0%


PAGE 42 | OAK HILL FINANCIAL, INC.

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

      The Company's management believes that under the current regulatory capital regulations, the Company and Oak Hill will continue to meet the minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in Oak Hill's primary market areas, could adversely affect future earnings and consequently, the ability to meet future minimum regulatory capital requirements.

--------------------------------------------------------------------------------

NOTE N--OAK HILL FINANCIAL, INC. CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of Oak Hill Financial, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004, 2003 and 2002.

OAK HILL FINANCIAL, INC.
CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                               December 31,
                                                          ----------------------
(In thousands)                                              2004         2003
--------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                   $   2,089    $    666
Interest-bearing deposits in Oak Hill Banks                   6,721       6,263
Investment securities                                           561          --
Investment in Oak Hill Banks                                 88,664      71,915
Investment in Action Finance Co.                              1,945       2,649
Investment in Oak Hill Capital Trust                            558         155
Investment in MPA                                             1,056       1,178
Investment in Oak Hill Title LLC                                 15          15
Office premises and equipment--net                            2,307       2,302
Prepaid expenses and other assets                             1,694       1,673
--------------------------------------------------------------------------------
     Total assets                                         $ 105,610    $ 86,816
================================================================================
LIABILITIES AND STOCKHOLDERs' EQUITY
Accrued expenses and other liabilities                    $   2,001    $  1,725
Minority interests                                                8           8
Guaranteed preferred beneficial interests in the
  Corporation's junior subordinated debentures               18,558       5,155
--------------------------------------------------------------------------------
     Total liabilities                                       20,567       6,888
Stockholders' equity
   Common stock                                               2,827       2,797
   Additional paid-in capital                                 6,658       5,704
   Retained earnings                                         78,071      70,844
   Less cost of treasury stock                               (3,118)       (332)
   Unrealized gains on securities designated as
     available for sale, net of related tax effects             605         915
--------------------------------------------------------------------------------
     Total stockholders' equity                              85,043      79,928
--------------------------------------------------------------------------------
     Total liabilities and stockholders' equity           $ 105,610    $ 86,816
================================================================================


                                              OAK HILL FINANCIAL, INC. | PAGE 43

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

OAK HILL FINANCIAL, INC.
CONDENSED STATEMENTS OF EARNINGS

                                                                    Year ended December 31,
                                                               ----------------------------------
(In thousands)                                                   2004        2003         2002
-------------------------------------------------------------------------------------------------
REVENUE
Interest income                                                $      58   $      24    $     32
Other income                                                           6          10           6
Equity in earnings of subsidiaries                                11,548      13,306      11,144
-------------------------------------------------------------------------------------------------
   Total revenue                                                  11,612      13,340      11,182
EXPENSES
Interest expense                                                     683         578         578
General and administrative                                           686         498         644
-------------------------------------------------------------------------------------------------
   Total expenses                                                  1,369       1,076       1,222
-------------------------------------------------------------------------------------------------
   Earnings before federal income tax credits                     10,243      12,264       9,960
Federal income tax credits                                          (419)       (314)       (380)
-------------------------------------------------------------------------------------------------
   NET EARNINGS                                                $  10,662   $  12,578    $ 10,340
=================================================================================================

OAK HILL FINANCIAL, INC.
CONDENSED STATEMENTS OF CASH FLOWS

                                                                    Year ended December 31,
                                                               ----------------------------------
(In thousands)                                                   2004        2003         2002
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings for the year                                   $  10,662   $  12,578    $ 10,340
   Adjustments  to  reconcile  net  earnings to net cash
    provided by  operating activities:
     Undistributed earnings of consolidated subsidiaries          (4,316)     (7,444)     (8,360)
     Depreciation of office premises and equipment                   243         228         147
     Tax benefit of stock options exercised                          693         802         266
     Increase (decrease) in cash due to changes in:
       Prepaid expenses and other assets                             522        (759)       (844)
       Other liabilities                                            (257)       (498)        (53)
     Federal income taxes
     Deferred                                                         73          --          --
-------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                 7,620       4,907       1,496
CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in Oak Hill Banks                                  (10,250)         --          (5)
   Investment in Action Finance Company                           (1,750)         --          --
   Investment in Oak Hill Capital Trust                             (403)         --          --
   Investment in U.S. Government Agencies                           (561)         --          --
   Purchase of office premises and equipment                        (248)       (703)       (513)
   (Increase) decrease in interest-bearing deposits                 (458)     (4,092)        488
-------------------------------------------------------------------------------------------------
         Net cash used in investing activities                   (13,670)     (4,795)        (30)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from exercise of stock options                         1,874       2,928       1,269
   Proceeds from issuance of debt securities                      13,403          --          --
   Purchase of treasury stock                                     (4,369)         --          --
   Dividends on common shares                                     (3,435)     (2,970)     (2,610)
-------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities       7,473         (42)     (1,341)
-------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                          1,423          70         125
Cash and cash equivalents at beginning of year                       666         596         471
-------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $   2,089   $     666    $    596
=================================================================================================


PAGE 44 | OAK HILL FINANCIAL, INC.

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

NOTE O--SECURITIES SOLD UNDER
AGREEMENT TO REPURCHASE

Obligations for securities sold under agreements to repurchase were collateralized at December 31, 2004 and 2003 by investment securities with a book value including accrued interest of approximately $6.4 million and $4.7 million and a market value of approximately $6.4 million and $4.8 million, respectively. The maximum balance of repurchase agreements outstanding at any month-end during the years ended December 31, 2004 and 2003 was $6.2 million and $10.1 million, respectively, and the average month-end balance outstanding for 2004 and 2003 was approximately $5.0 million.

NOTE P--ACQUISITIONS AND PENDING ACQUISITIONS

On October 9, 2004, the Company  acquired  Ripley  National Bank  ("Ripley") for
$5.3 million in cash whereby Oak Hill and Ripley merged. As part of the transaction, the Company acquired full-service offices in Ripley and Georgetown, Ohio, involving total loans of $39.1 million, $51.6 million in deposits and $58.6 million in total assets. The acquisition was accounted for as a purchase.

      The following unaudited, pro forma condensed financial information gives retroactive effect as if the merger had occurred on January 1, 2004.

                                         Oak Hill                    Pro forma
                                         Financial      Ripley       combined
                                         --------------------------------------
(In thousands, except share data)                    (unaudited)    (unaudited)
-------------------------------------------------------------------------------
Total revenue                            $  65,921     $  2,686      $  68,607
Total expenses                              55,259        4,069         59,328
-------------------------------------------------------------------------------
Net earnings (loss)                      $  10,662     $ (1,383)     $   9,279
===============================================================================
Basic earnings
   per share                             $    1.92     $  (0.25)     $    1.67
===============================================================================
Diluted earnings
   per share                             $    1.87          N/A      $    1.63
===============================================================================

      On October 12, 2004, the Company entered into a definitive agreement to acquire Lawrence Financial Holdings, Inc. and its subsidiary, Lawrence Federal Savings Bank, ("Lawrence") headquartered in Ironton, Ohio. At December 31, 2004, Lawrence had approximately total loans of $74.1 million, $108.1 million in deposits and $119.3 million in total assets. The total value of the stock-cash deal is approximately $16.0 million. On February 16, 2005, Lawrence received stockholder approval for the pending merger with the Company. The transaction is expected to close in the second quarter of 2005, subject to regulatory approval, and other customary conditions of closing.

NOTE Q--OAK HILL BANKS COMMUNITY
DEVELOPMENT CORP.

On May 7, 2004, the Company announced that Oak Hill Banks Community Development Corp. ("OHBCDC"), a wholly owned subsidiary and Certified Development Entity ("CDE"), had been selected to receive an allocation of new markets tax credits ("NMTC"). Administered by the Community Development Financial Institutions Fund of the U.S. Department of the Treasury, the NMTC program is aimed at stimulating economic and community development and job creation in low-income communities. The program provides federal tax credits to investors who make qualified equity investments ("QEIs") in a CDE. The CDE is required to invest the proceeds of each QEI in low-income communities, which are generally defined as those census tracts with poverty rates of greater than 20 percent and/or median family incomes that are less than or equal to 80 percent of the area median family income.

      The credit provided to the investor totals 39 percent of each QEI in a CDE and is claimed over a seven-year credit allowance period. In each of the first three years, the investor receives a credit equal to five percent of the total amount the investor paid to the CDE for each QEI. For each of the remaining four years, the investor receives a credit equal to six percent of the total amount the investor paid to the CDE for each QEI. The Company's primary subsidiary, Oak Hill, will pay to OHBCDC $20 million for its QEIs.

      OHBCDC will utilize its $20.0 million NMTC allocation to provide loans to qualifying businesses located in twelve Appalachian counties in rural southern Ohio. It will also provide financial counseling services through a formal program of community business


                                              OAK HILL FINANCIAL, INC. | PAGE 45

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

workshops. The NMTC allocation will allow OHBCDC to provide short-term and long-term loans to a variety of qualifying businesses with non-conventional, non-conforming terms and conditions, including reduced fees, extended repayment terms, and below-market interest rates.

      At December 31, 2004, Oak Hill had paid to OHBCDC $10.0 million for QEIs in OHBCDC. Oak Hill claimed $500,000 in new markets tax credits for the year ended December 31, 2004. Oak Hill estimates that the remaining $10.0 million will be paid to OHBCDC on or before September 30, 2006 for QEIs in OHBCDC.

      The NMTC tax benefits claimed by Oak Hill with respect to each QEI remains subject to recapture over each QEI's credit allowance period upon the occurrence of any of the following:

o if less than substantially all (generally defined as 85%) of the QEI proceeds are not used by OHBCDC to make qualified low income community investments;

o   OHBCDC ceases to be a CDE; or

o OHBCDC redeems its QEI investments prior to the end of the credit allowance periods.

      At December 31, 2004, none of the above recapture events had occurred.

      The following condensed financial statements summarize the financial position of OHBCDC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years ended December 31, 2004, 2003 and 2002.

OHBCDC
CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                 December 31,
                                                             -------------------
(In thousands)                                                 2004       2003
--------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                      $  8,784    $    --
Loans receivable--net                                           1,207         --
Interest receivable                                                 1         --
--------------------------------------------------------------------------------
     Total assets                                            $  9,992    $    --
================================================================================
LIABILITIES AND STOCKHOLDER'S EQUITY
Total liabilities                                            $     --    $    --
Stockholder's equity
   Common stock                                                     1         --
   Additional paid-in capital                                  10,000         --
   Retained earnings                                               (9)        --
--------------------------------------------------------------------------------
     Total stockholder's equity                                 9,992         --
--------------------------------------------------------------------------------
     Total liabilities and
       stockholder's equity                                  $  9,992    $    --
================================================================================

OHBCDC
CONDENSED STATEMENTS OF OPERATIONS                    Year ended December 31,
                                                  ------------------------------
(In thousands)                                      2004       2003       2002
--------------------------------------------------------------------------------
REVENUE
Interest income                                   $      3   $     --    $    --
EXPENSES
Loan loss provision                                      7         --         --
General and administrative                               5         --         --
--------------------------------------------------------------------------------
   Loss before federal income tax credits               (9)        --         --
Federal income tax credits                              --         --         --
--------------------------------------------------------------------------------
     NET LOSS                                           (9)        --         --
================================================================================

OHBCDC
CONDENSED STATEMENTS OF CASH FLOWS                    Year ended December 31,
                                                  ------------------------------
(In thousands)                                      2004       2003       2002
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                          $     (9)  $     --    $    --
Provision for losses on loans                            7         --         --
Increase in interest receivable                         (1)        --         --
--------------------------------------------------------------------------------
   Net cash used in operating activities                (3)        --         --
CASH FLOWS FROM INVESTING ACTIVITIES:
Loan disbursements                                  (1,214)        --         --
Principal repayments on loans                           --         --         --
--------------------------------------------------------------------------------
   Net cash used in investing activities            (1,214)        --         --
CASH FLOWS FROM FINANCING ACTIVITIES:
Investment by Oak Hill Banks                             1         --         --
Qualified equity investments by Oak Hill Banks      10,000         --         --
--------------------------------------------------------------------------------
   Net cash provided by financing activities        10,001         --         --
--------------------------------------------------------------------------------
Net increase in cash and cash equivalents            8,784         --         --
Cash and cash equivalents at beginning of year          --         --         --
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year          $  8,784   $     --    $    --
================================================================================


PAGE 46 | OAK HILL FINANCIAL, INC.

Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003 and 2002 (continued)

NOTE R--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Company's quarterly results for the years ended December 31, 2004 and 2003.

2004

                                                                  Three Months Ended
                                                  ----------------------------------------------------
(In thousands, except per share data)             March 31,   June 30,   September 30,   December 31,
------------------------------------------------------------------------------------------------------
Total interest income                             $  14,188   $ 14,374       $  14,933      $  15,756
Total interest expense                                4,910      4,966           5,230          5,732
------------------------------------------------------------------------------------------------------
Net interest income                                   9,278      9,408           9,703         10,024
Provision for losses on loans                           575        708           1,002            851
Other income                                          2,352      2,764           2,414           (830)
General, administrative and other expense             6,333      6,591           6,745          7,275
------------------------------------------------------------------------------------------------------
Earnings before income taxes                          4,722      4,873           4,370          1,038
Federal income taxes                                  1,575      1,625           1,156            (15)
------------------------------------------------------------------------------------------------------
Net earnings                                      $   3,147   $  3,248       $   3,214      $   1,053
======================================================================================================
Basic earnings per share                          $    0.56   $   0.59       $    0.58      $    0.19
======================================================================================================
Diluted earnings per share                        $    0.55   $   0.57       $    0.57      $    0.18
======================================================================================================

2003
                                                                  Three Months Ended
                                                  ----------------------------------------------------
(In thousands, except per share data)             March 31,   June 30,   September 30,   December 31,
------------------------------------------------------------------------------------------------------
Total interest income                             $  13,740   $ 13,776       $  13,475      $  14,179
Total interest expense                                5,320      5,141           5,003          5,004
------------------------------------------------------------------------------------------------------
Net interest income                                   8,420      8,635           8,472          9,175
Provision for losses on loans                           509      1,031             966            841
Other income                                          2,404      3,052           3,302          2,780
General, administrative and other expense             5,904      6,057           5,946          6,142
------------------------------------------------------------------------------------------------------
Earnings before income taxes                          4,411      4,599           4,862          4,972
Federal income taxes                                  1,432      1,490           1,608          1,736
------------------------------------------------------------------------------------------------------
Net earnings                                      $   2,979   $  3,109       $   3,254      $   3,236
======================================================================================================
Basic earnings per share                          $     .55   $    .57       $     .59      $     .58
======================================================================================================
Diluted earnings per share                        $     .54   $    .55       $     .57      $     .57
======================================================================================================


                                              OAK HILL FINANCIAL, INC. | PAGE 47

Directors

OAK HILL FINANCIAL AND                 John D. Kidd                                H. Grant Stephenson
OAK HILL BANKS                         Chairman, Oak Hill Financial, Inc.          Partner, Porter Wright
                                       and Oak Hill Banks                          Morris & Arthur LLP
R. E. Coffman, Jr.
President and CEO,                     D. Bruce Knox(1)                            Neil S. Strawser
Oak Hill Financial, Inc. and           Executive Vice President and CIO,           President, Parrott and
CEO, Oak Hill Banks                    Oak Hill Financial, Inc. and                Strawser Properties, Inc.
                                       Oak Hill Banks
Evan E. Davis(1)                                                                   Donald P. Wood
Vice President and Director            Candice DeClark Peace                       President, Don Wood
Emeritus, Oak Hill Banks               Partner, Clark, Schaefer, Hackett & Co.     Automotive, Inc.

Barry M. Dorsey, Ed.D.                 Donald R. Seigneur                          (1) Indicates Director of
President, University of Rio Grande    Partner, Whited Seigneur Sams and               Oak Hill Financial only.
and Rio Grande Community College       Rahe, CPAs
                                                                                   (2) Indicates Director of
Scott J. Hinsch, Jr.(2)                William S. Siders                               Oak Hill Banks only.
President, Oak Hill Banks              Retired Bank Executive

Management Promotions and Additions

We further  strengthened our management team in 2004 with the addition of Jerald
L. Post and Richard L. "Ike" Stage as Regional Vice Presidents and Michael A. Comperchio and Laura Neale as Vice Presidents of Oak Hill Banks. Jerry, Ike, and Laura are involved in business development and commercial lending in the Athens and Columbus, Ohio market areas, while Mike is heading up our Investment Services program. Also, with the acquisition of Ripley National Bank, Marsha D. Dyer joined us as a Vice President and has proven to be a valuable addition to our EDP group. Finally, Eric Braunlin was named Vice President of Oak Hill Financial Insurance Agency and is leading our efforts in the property and casualty insurance arena.

      There were several well-deserved management promotions within the company as well. At Oak Hill Banks, Terry L. Franklin and Ronald G. Hayes were promoted to Senior Vice President, Lori A. Michael was promoted to Regional Vice President, Vice President Denise L. Brown was named a Senior Branch Manager, and Connie S. Hendren, Brian T. Moore, and Christopher T. Vaughan were promoted to Vice President. In addition, Regional Vice President Connie S. Freeman was named Executive Director of Oak Hill Banks Community Development Corp. All of these individuals have been major contributors to our success.


PAGE 48 | OAK HILL FINANCIAL, INC.

Officers

OAK HILL FINANCIAL, INC.

John D. Kidd                           Ron J. Copher                               David G. Ratz
Chairman                               Executive Vice President, CFO,              Executive Vice President and CAO
                                       Secretary and Treasurer
R. E. Coffman, Jr.                                                                 Scott J. Hinsch, Jr.
President and CEO                      D. Bruce Knox                               Vice President
                                       Executive Vice President and CIO
                                                                                   Gail S. Wilson
                                                                                   Assistant Secretary

OAK HILL BANKS

John D. Kidd                           Timothy W. Brown                            Jason T. Henry
Chairman                               Regional Vice President                     Vice President

R. E. Coffman, Jr.                     Gerald J. Cox                               Robert H. Huchison
Chief Executive Officer                Regional Vice President                     Vice President

Scott J. Hinsch, Jr.                   Jeffrey M. Doles                            Pamela G. Jones
President                              Regional Vice President                     Vice President

Miles R. Armentrout                    Connie S. Freeman                           Connie L. King
Executive Vice President               Regional Vice President                     Vice President

Ron J. Copher                          Lori A. Michael                             Robert L. Lawson
Executive Vice President and           Regional Vice President                     Vice President
Secretary
                                       Daniel E. Mooney                            Jason W. Leyda
D. Bruce Knox                          Regional Vice President                     Vice President
Executive Vice President
                                       Jerald L. Post                              Deborah M. Meyer
David G. Ratz                          Regional Vice President                     Vice President
Executive Vice President
                                       Richard L. Stage                            Brian T. Moore
John L. Cornett                        Regional Vice President                     Vice President
Senior Vice President
                                       Joseph M. Adams                             Mikeal V. Mullins
Daniel L. Dobbins                      Vice President                              Vice President
Senior Vice President
                                       Karen S. Adams                              Laura E. Neale
Terry L. Franklin                      Vice President                              Vice President
Senior Vice President
                                       David T. Brown                              Christopher A. Vaughan
C. Dale Gahm                           Vice President                              Vice President
Senior Vice President
                                       Denise L. Brown                             Robert O. Ward
Jerry L. Gore                          Vice President                              Vice President
Senior Vice President
                                       Michael A. Comperchio                       Gail S. Wilson
Ronald G. Hayes                        Vice President                              Vice President and
Senior Vice President                                                              Assistant Secretary
                                       Evan E. Davis
Micheal W. Lander                      Vice President                              Linda F. Bachtel
Senior Vice President                                                              Assistant Vice President
                                       Marsha D. Dyer
Wayne B. Lindstedt                     Vice President                              Joseph A. Barlow
Senior Vice President                                                              Assistant Vice President
                                       Joseph R. Givens
Fred K. Mavis                          Vice President                              David E. Barney
Senior Vice President                                                              Assistant Vice President
                                       Connie S. Hendren
Joseph L. Michel                       Vice President                              Lea Anne Brown
Senior Vice President                                                              Assistant Vice President


                                              OAK HILL FINANCIAL, INC. | PAGE 49

Bruce A. Crabtree                      Terry R. Moore                              Rhonda S. Welch
Assistant Vice President               Assistant Vice President                    Assistant Vice President

Sandra L. Crall                        Shirley B. Moran                            Susie E. Adkins
Assistant Vice President               Assistant Vice President                    Internal Audit Officer

Callie E. Duhl                         Michelle L. Phillips                        Ed K. Cunningham
Assistant Vice President               Assistant Vice President                    Business Development Officer

H. Mark Euler                          Elaine R. Prater                            Rebecca J. Coleman
Assistant Vice President               Assistant Vice President                    Banking Officer

Melissa R. Gilliland                   Karen S. Rapp                               Ann R. Dennison
Assistant Vice President               Assistant Vice President                    Banking Officer

Greta J. Hale                          Deborah L. Rhodes                           Alan K. Grauvogel
Assistant Vice President               Assistant Vice President                    Security Officer

Robert W. Hater                        Clara G. Ridgeway                           Ryan J. Hall
Assistant Vice President               Assistant Vice President                    Banking Officer

Paula L. Henderson                     Paula I. Ruble                              Margaret L. Hartley
Assistant Vice President               Assistant Vice President                    Banking Officer

Cynthia L. Hepp                        David R. Sassenger                          Charlene V. Jacobs
Assistant Vice President               Assistant Vice President                    Banking Officer

Terri J. Huber                         Gerald L. Schumacher                        Deborah L. Montavon
Assistant Vice President               Assistant Vice President                    Banking Officer

Rebecca A. Hughes                      Pamela K. Shaw                              Tara A. Nerko
Assistant Vice President               Assistant Vice President                    Banking Officer

Melanie R. Isble                       Roxanne R. Swann                            Sheri L. Sturgill
Assistant Vice President               Assistant Vice President                    Banking Officer

David T. Kent                          J. Mark Swartz                              Rhonda L. Wasch
Assistant Vice President               Assistant Vice President                    Financial Controls Officer

Roger P. Mersch                        Margo V. Swisher
Assistant Vice President               Assistant Vice President


OAK HILL FINANCIAL                     OAK HILL                                    OAK HILL BANKS COMMUNITY
INSURANCE AGENCY, INC.                 TITLE AGENCY, LLC                           DEVELOPMENT CORP.

Brian D. Noble                         Fred K. Mavis                               Scott J. Hinsch, Jr.
President and CEO                      President and CEO                           President and CEO

Eric Braunlin                          Stephen L. Oliver                           Connie L. Freeman
Vice President                         Vice President                              Executive Director

Sharon L. Gahm                         Ron J. Copher
Vice President                         Treasurer

Ron J. Copher
Chief Financial Officer


PAGE 50 | OAK HILL FINANCIAL, INC.

Locations (all locations in Ohio)

OAK HILL FINANCIAL, INC.               14621 State Route 93, Jackson(1)            OAK HILL FINANCIAL
                                                                                   INSURANCE AGENCY, INC.
14621 State Route 93, Jackson(1)       300 E. Main St., Jackson
                                                                                   135 E. Huron St., Jackson(1)
OAK HILL BANKS                         975 E. Main St., Jackson
                                                                                   OAK HILL TITLE AGENCY
505 Richland Ave., Athens              100 Wal-Mart Dr., Jackson
                                                                                   120 Twin Oaks Dr., Jackson(1)
213 Columbus Rd., Athens(2)            399 W. Front St., Logan
                                                                                   OAK HILL BANKS COMMUNITY DEVELOPMENT CORP.
4811 Cooper Rd., Blue Ash              6501 Mason-Montgomery Rd., Mason
                                                                                   120 Twin Oaks Dr., Jackson(1)
1033 S. Main St., Centerville          717 Reading Rd., Mason(1)
                                                                                   (1)   Administrative office
49 E. Water St., Chillicothe           115 W. Main St., McArthur
                                                                                   (2)   Loan office only
1470 North Bridge St., Chillicothe     4421 Roosevelt Blvd., Middletown
                                                                                   (3)   Drive-thru only
27 Stoneridge Dr., Chillicothe         201 S. Front St., Oak Hill

8620 Beechmont Ave., Cincinnati        410 N. Front St., Oak Hill(3)

5681 Rapid Run Rd., Cincinnati         924 Gallia St., Portsmouth

1210 N. Court St., Circleville         307 State St., Proctorville

2211 Lake Club Dr., Columbus(2)        206 Church St., Richmond Dale

660 Wessel Dr., Fairfield(2)           101 Main St., Ripley

310 S. Main St., Franklin              715 W. State St., Trenton

500 3rd Avenue, Gallipolis             109 N. Ohio Ave., Wellston

4928 State Route 125, Georgetown       2331 Galena Pike, West Portsmouth

5901 Hoover Rd., Grove City            7920 Ohio River Rd., Wheelersburg

120 Twin Oaks Dr., Jackson(1)


                                              OAK HILL FINANCIAL, INC. | PAGE 51

Stockholder Information

The common stock of Oak Hill Financial, Inc. (the "Company") is traded on the Nasdaq National Market System under the symbol "OAKF".

      The high and low sales price for Oak Hill Financial common stock during each quarter of 2004 and 2003 is as follows:

Quarter Ended        High       Low
-------------------------------------
12/31/04           $ 39.25    $ 34.54
 9/30/04             35.49      31.40
 6/30/04             33.00      30.86
 3/31/04             34.00      30.10
12/31/03             33.80      28.40
 9/30/03             30.00      24.90
 6/30/03             25.90      23.52
 3/31/03             24.77      21.23

      At February 25, 2005, the Company had approximately 2,300 stockholders and 5,566,304 shares of common stock outstanding.

DIVIDENDS

The ability of the Company to pay cash dividends to stockholders is limited by its ability to receive dividends from its subsidiaries. The State of Ohio places certain limitations on the payment of dividends by Ohio state-chartered banks.

      The Company declared the following quarterly cash dividends in 2004 and 2003:

Quarter Ended    Dividend Per Share
-----------------------------------
12/31/04               $ 0.17
 9/30/04                 0.15
 6/30/04                 0.15
 3/31/04                 0.15
12/31/03                 0.15
 9/30/03                 0.13
 6/30/03                 0.13
 3/31/03                 0.13

      Future cash and stock dividends will be subject to determination and declaration by the Board of Directors and will consider, among other factors, the Company's financial condition and results of operations, investment opportunities, capital requirements and regulatory limitations.

STOCK TRANSFER AGENT

Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed in writing to the Company's stock transfer agent:

The Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 456-0596

ANNUAL MEETING OF
STOCKHOLDERS

      The Annual Meeting of Stock-holders of Oak Hill Financial, Inc. will be held on April 12, 2005, at 1:00 p.m. at the Ohio State University Extension South District Office, 17 Standpipe Road, Jack-son, Ohio (the Extension Office is located just off State Route 93, 1.7 miles south of Jackson).

ANNUAL REPORT ON FORM 10-K

A copy of Oak Hill Financial, Inc.'s annual report on Form 10-K as filed with the Securities and Exchange Commission is avail-able without charge upon written request directed to:

David G. Ratz
Executive Vice President
Oak Hill Financial, Inc.
14621 State Route 93
Jackson, OH 45640
dratz@oakf.com


PAGE 52 | OAK HILL FINANCIAL, INC.